SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Annual report for the year ended December 31, 2008, released on April 9, 2009.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 16, 2009	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

Let's Start

中國電信
CHINA TELECOM

China Telecom Corporation Limited

HKEx Stock Code: 728
NYSE Stock Code: CHA

Annual Report

2008 Milestones

January The Southern regions of China suffered from a rare snowstorm disaster. The Management of China Telecom rushed to the affected areas to lead the relief and rescue work.

May

After a devastating earthquake measuring 8.0 on the Richter scale at Wenchuan county in the Sichuan province of China, the Management of China Telecom and the staff devoted their full efforts to fight against the disaster, heading up to restore the communications of Wenchuan with outside areas.

June China Telecom entered into a Framework Agreement with China Unicom to acquire its CDMA business for a consideration of RMB43,800 million.

October China Telecom commenced the takeover and operation of the CDMA business, becoming a full services integrated operator.

December China Telecom launched the “189” prefix number mobile service providing customers with enhanced mobile experience.

Contents

A-7	Corporate Information

A-8	Financial Highlights

A-10	Chairman’s Statement

A-17	Business Review

A-23	Management’s Discussion and Analysis of Financial Conditions and Results of Operations

A-31	Directors, Supervisors and Senior Management

A-38	Report of the Directors

A-51	Report of the Supervisory Committee

A-54	Corporate Governance Report

A-68	Human Resources Development Report

A-74	Corporate Social Responsibility Report

A-82	Notice of Annual General Meeting

A-85	Report of the Independent International Auditor

A-86	Consolidated Balance Sheet

A-88	Balance Sheet

A-90	Consolidated Income Statement

A-91	Consolidated Statement of Changes in Equity

A-92	Consolidated Cash Flow Statement

A-94	Notes to the Financial Statements

A-151	Financial Summary

A-153	Shareholder Information

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a full services integrated operator and the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services including wireline voice, mobile voice, data, video and multimedia in the PRC. As of the end of 2008, the Company has wireline access lines in service of 208 million, broadband subscribers of over 44 million and mobile subscribers of about 28 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

Corporate Information

Board of Directors	Audit Committee	Legal Representative

Executive Directors

Wang Xiaochu (Chairman)

Shang Bing

Wu Andi

Zhang Jiping

Zhang Chenshuang

Yang Xiaowei

Yang Jie

Sun Kangmin

Non-Executive Director

Li Jinming

Independent Non-Executive

Directors

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Company Secretary &

Qualified Accountant

Yung Shun Loy, Jacky

Tse Hau Yin, Aloysius (Chairman)

Wu Jichuan

Qin Xiao

Xu Erming

Remuneration

Committee

Xu Erming (Chairman)

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Nomination Committee

Wu Jichuan (Chairman)

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Supervisory Committee

Xiao Jinxue (Chairman)

Zhu Lihao (Independent Supervisor)

Ma Yuzhu (Employee Representative)

Xu Cailiao

Han Fang

Wang Xiaochu International Auditor KPMG Legal Advisers Jingtian & Gongcheng Freshfields Bruckhaus Deringer Sullivan & Cromwell LLP

Financial Highlights

Excluding amortisation of the upfront connection fees

					Rates of change
	2006	2007	2008		(2008 over 2007)
Operating revenues (RMB millions)	172,514	177,588	184,779		4.0%
EBITDA (RMB millions)	85,719	87,054	85,889	[1,5]	(1.3)%
EBITDA margin	49.7%	49.0%	46.5%[1,5]		(2.5p.p. )
Net profit[2] (RMB millions)	22,591	23,010 [4]	20,066	[5]	(12.8)%
Capital expenditure (RMB millions)	50,136	46,334	48,410		4.5%
Free cash flow[6] (RMB millions)	28,664	34,016	36,768		8.1%
Total debt/Equity[3]	60.2%	47.1%	57.9%		10.8p.p.

Earnings per share (RMB)	0.279	0.284 [4]	0.248	[5]	(12.8)%
Dividend per share (HK$)	0.085	0.085	0.085		—
Net asset[3] value per share (RMB)	2.587	2.774	2.632		(5.1)%

Including amortisation of the upfront connection fees
	2006	2007	2008
Operating revenues (RMB millions)	177,485	180,882	186,801
EBITDA (RMB millions)	90,690	90,348	84,696	[1]
EBITDA margin	51.1%	49.9%	45.3%[1]
Net profit[2] (RMB millions)	27,562	24,195	884

[1]	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]	Net profit represents profit attributable to equity holders of the Company.
[3]	Equity and net asset value represent total equity attributable to equity holders of the Company.
4	Excluding the effect of the related assets revaluation in 2007, which is carried out at least once every three years.
[5]	Excluding the impact of impairment loss of the PHS assets and natural disasters.
[6]	Free cashflow is calculated from EBITDA minus CDMA network capacity lease fee, capital expenditure and income tax.
[7]	The above financial data have included Beijing Telecom acquired in 2008.

For further information, please browse our website at www.chinatelecom-h.com

The charts below are based on financials excluding amortisation of the upfront connection fees

Chairman's Statement

"For the past few years, being a wireline operator without a mobile license, we actively tackled the severe market challenges. Benefiting from the passion of our people for excellence and their dedication to strategic transformation, we succeeded in maintaining the company's robust fundamentals. Now we have obtained a mobile license and started our full services integrated operations. Our people's long dream has finally come true! Their determination to succeed and revitalise our business has nurtured in me a firm belief that China Telecom will be a legend again as we advance our full services integrated offering."

Chairman’s Statement

2008 was a signature year for China Telecom. We seized the opportunity brought about by the restructuring of the telecommunications industry and successfully completed the CDMA business acquisition, accomplishing our long-awaited goal of full services integrated operations. In October 2008, we began the operation of CDMA mobile services, followed by the launch of our mobile brand “e surfing”. In December 2008, we launched our “189” prefix mobile number and established a brand new image for China Telecom’s mobile service. In 2008, we experienced the severe and unprecedented natural disasters of snowstorms and earthquakes. Our management and all our people have devoted their full efforts towards the fight against the disasters and the subsequent relief works, which demonstrated their high regards of responsibility as well as their tremendous contribution to the country and its people. Benefiting from our robust operating fundamentals, the underlying results for the year remained solid.

Operating Results in 2008

In 2008, the Company deepened strategic transformation with continuous rapid growth in various transformation services, which effectively mitigated and offset the decline in the traditional wireline voice services and enabled the Company to maintain robust fundamentals. In 2008, the operating revenues reached RMB186,801 million, out of which the total revenue from the mobile service accounted for RMB6,154 million. EBITDA1 was RMB84,696 million and the profit attributable to equity holders of the Company was RMB884 million. Excluding the amortisation of upfront connection fees and the impact of one-off items including impairment loss of the Personal Handyphone System (PHS) assets and losses related to natural disasters2, the operating revenues were RMB184,779 million, representing a growth of 4.0% over last year. EBITDA1 was RMB85,889 million, representing a decrease of 1.3% from 2007, and the EBITDA margin was 46.5%. Profit attributable to equity holders of the Company was RMB20,066 million, representing a decline of 12.8% over last year. Capital expenditure was RMB48,410 million, accounting for 26.2% of our revenues, similar to that for 2007. Free cash flow3 reached RMB36,768 million, representing an increase of 8.1% from 2007.

Taking into consideration the return to shareholders, the Company’s cash flow and its capital requirements for future development, the Board of Directors has decided to recommend to the shareholders at the forthcoming Annual General Meeting that the dividend being an equivalent of HK$0.085 per share, which is the same as last year, despite the 2008 results being severely impacted by certain one-off items. This fully reflects the confidence of the Board of Directors in the future business development.

[1]	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]	The amortisation of upfront connection fees were RMB2,022 million; losses related to natural disasters were RMB3,428 million, after-tax effect was RMB2,838 million; impairment loss of the PHS assets was RMB23,954 million, after-tax effect was RMB18,366 million. For the convenience of the investors’ analysis and based on the IFRS, we had adjusted certain financial indicators correspondingly. Excluding the amortisation of upfront connection fees, the operating revenues of the Company were RMB184,779 million. Excluding the amortisation of upfront connection fees and the impact of natural disasters, the EBITDA was RMB85,889 million. Excluding the amortisation of upfront connection fees and the impact of natural disasters and impairment loss of the PHS assets, the adjusted profit attributable to equity holders of the Company was RMB20,066 million.
[3]	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Deepening Strategic Transformation and Laying a Solid Foundation

In modern information society, there has been rapid development and change in people’s demand for information. Several years ago, we already realised that with the accelerating national informatisation, social communications channels would quickly transform from traditional voice to integrated information services including voice, data, video and etc. The comprehensive usage of the Internet and the growing popularity of mobile telecommunications services would soon become the mainstream in the telecommunications market. In order to adapt to such changes in advance and to grasp the new growth opportunities, we were the first one in the Chinese telecommunications sector to implement strategic transformation to mitigate the substitution and cannibalisation of wireline voice usage. We confidently innovated our business model, adjusted our business structure, as well as firmly executed our strategies and precision management. After several years of execution and exploration, the Company’s strategic transformation achieved remarkable results. The rapid growth of the non-voice services successfully maintained the Company’s robust fundamentals. Our broadband service has always been at the market leading position, laying a solid foundation for the promotion of informatisation. Scale development of value-added services and integrated information services allowed us to satisfy the growing information needs of the society. The launch of mobile services and obtaining of the 3G license provided us with the new energy and momentum to prepare for a new stage of integration of our wireline and mobile services.

In 2008, the Company continued to advocate the “Customer-focused Innovative Informatisation Strategy”. We put enormous efforts into our brand operation and customer segmentation for differentiated customer service offering. Thus, the scale of our brand customers continued to expand. As at the end of 2008, customers of “BizNavigator” and “One Home” reached 2.53 million and 23.93 million, respectively. In 2008, revenue from government and enterprises customers increased by 10.9%, while revenue from household customers increased by 2.9%. We also launched our new mobile service brand “e surfing” shortly after the acquisition of the CDMA business. We established an image of “Internet handsets” and focused on the customers’ demand for informatisation to rapidly expand into the mobile service market. After a few months’ efforts, the Company’s mobile service has shown favourable growth momentum with a net increase of 2.72 million customers in the first two months of 2009, a turnaround from the decline in subscribers after the acquisition of the CDMA business in the fourth quarter of last year. The total number of mobile subscribers reached 30.63 million as at the end of February 2009.

The Company was constantly innovating its business model and adjusting its business structure, while expanding the operational scale of its wireline non-voice services. Revenue from the wireline non-voice services reached RMB82,294 million, accounting for 46.1% of the wireline revenue in 2008, an increase of 8.9 percentage points from last year. In order to support our integrated information services, we continued to accelerate the development of broadband services. Broadband access revenue for the whole year of 2008 reached RMB40,243 million, a rise of 28.6% compared to last year and contributed 5.0 percentage points of the Company’s overall revenue growth. We emphasised on cultivating the development of direct information services such as “Best Tone” services and devoted our efforts to its core services including information search, business traveling information and integrated media. Revenue from direct information services including “Best Tone” services for the whole year reached RMB4,787 million, an increase of 44.6% from 2007. Our goal is to increase the revenue from direct information services including “Best Tone” services to RMB10 billion level within two to three years.

Insisting on value-oriented principle and optimising resources allocation, we strived to enhance the Company’s operating efficiency and effectiveness, which is one of the key goals of our strategic transformation. By fully utilising our existing wireline resources, we continued to strictly control capital expenditure and timely adjusted our investment direction by tilting investments towards high growth transformation services to ensure our development and enhance our investment return. We have strengthened our budget management by progressively implementing customer based multi-dimensional budget management. Our resources allocation targeted at those customer groups, businesses and regions with high growth and high returns. We have innovated our financial management system and strengthened our comprehensive risk management. We paid special attention to high-risk areas and reinforced control of major issues and key aspects to improve the Company’s risk management capacity.

A New Era of Full Services Integrated Operations

Now, we are entering into the new era of full services integrated operations. The next two to three years will be an important strategic opportunity for us. We will adhere to the “Customer-Focused Innovative Informatisation Strategy” to implement initiatives to consolidate wireline services. 3G business development will be a golden chance for us to integrate the 3G services into our full services integrated operations, so as to achieve unified deployment and steady corporate development. We will take full advantage of the technical advantage of CDMA for its timely and cost effective upgrade to accelerate the construction and optimisation of the CDMA2000EV-DO network in key and popular areas. In order to seize the opportunities in mobile internet services, we will establish “Internet handset” operation model to accelerate the introduction to the market of applications and functions such as wireless broadband services, “e surfing” video applications, Push Mail, wireless “Mega-Eye”, “Integrated Office”, “imusic”, “Mobile IM” and “e surfing chat”.

We persisted in our integrated operations and differentiated development, leveraging the synergies of our wireline and mobile networks. We bundled our core services such as wireline, Internet and information content and application with mobile services while fully utilising the strengths of CDMA technology. We carried out business integration and innovation, integrated our products, in accordance with the needs of our customers and established competitive edge through differentiated offerings. We provided our customers with enriched and more convenient integrated information services capitalising on our full services integrated operations with a view to achieving success on our way progressing towards integrated operation of wireline and mobile services.

Enhancing Corporate Governance

In order to enhance operating efficiency and investor confidence, we are firmly committed to adopting international best practices to continuously improve corporate governance and transparency. In 2008, we completed the re-election of the Board of Directors. The proportion of independent Directors remains above  1/3, comprising prominent experts in telecommunications, securities, law, finance and management, while further strengthening the decision-making capability of the Board of Directors. Our continuous efforts in corporate governance were widely recognised by the capital markets. We have been accredited with a number of awards, including “Asia’s Best Managed Fixed Telecom Company” by Euromoney for two consecutive years and the “Best Managed Company — China 2008” by FinanceAsia.

Corporate Social Responsibility

As one of the leading telecommunications operators in China, we shoulder the important mission and social responsibility to stabilise economic development in the backdrop of the global financial crisis. We actively participated in the construction of social informatisation and strive to enhance the level of informatisation of the society. We devoted ourselves to contributing to the country’s economic development. In light of the challenges brought about by the severe natural disasters in 2008, we completed our mission of post-disaster relief works outstandingly to provide timely emergency repairs of telecommunications facilities, fully demonstrating a high degree of social responsibility awareness and emergency communications capability. In accordance with the corporate belief of “Customer First, Service Foremost”, we practically fulfilled our promises to provide high quality services and promoted the simultaneous growth of the Company’s value and customers’ value.

Outlook for Future

Looking ahead, we are fully confident. China’s vigorously promoting the integration of industry and informatisation as well as a series of initiatives to stimulate domestic demand provides valuable opportunities for our business development. The successful strategic transformation over the past few years has laid a solid foundation for full services integrated operations. The CDMA technology have characteristics of superior level of security, higher data speed and more effective spectrum utilisation, which provides a unique technical strength for our differentiated services. We are fully aware that extra efforts are required to expand and consolidate our CDMA services, which are of relatively small scale at present. We will firmly seize the opportunities and diligently leverage our strengths to promote more advanced and more in-depth corporate transformation to enhance shareholders’ value.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express sincere thanks to Mr. Leng Rongquan, Mr. Li Ping, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent and Mr. Shi Wanpeng for their brilliant contributions during their term of services as the Directors of our Company and welcome Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Wu Jichuan, Mr. Qin Xiao and Madam Cha May Lung, Laura in joining our team.

Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, China
24 March 2009

Through acquisition, we obtained the long-awaited nationwide mobile business in China together with the relevant talents. The successful unity and integration into our business has facilitated and strengthened our infrastructure to provide full services integrated operations, significantly enhancing our competitive edge.

Business Review

The following table sets out key operating data for 2006, 2007 and 2008:

	Unit	2006	2007	2008	Rates of change (2008 over 2007)
Local wireline access lines in service	Million	223.31	220.64	208.34	(5.6)%
Wireline local voice usage	Million pulses	423,453	407,445	372,477	(8.6)%
Wireline domestic long distance usage	Million minutes	96,830	99,902	98,723	(1.2)%
Wireline international, Hong Kong, Macau and Taiwan long distance usage	Million minutes	1,679	1,664	1,572	(5.5)%
Broadband subscribers	Million	28.38	35.74	44.27	23.9%
Wireless broadband subscribers	Million	—	—	2.35	N/A
Wireline caller ID service subscribers	Million	145.84	146.88	146.74	(0.1)%
Wireline SMS usage	Million messages	23,278	23,346	18,496	(20.8)%
Wireline Color Ring Tone subscribers	Million	36.69	63.21	79.25	25.4%
Mobile subscribers	Million	—	—	27.91	N/A
Mobile voice usage	Million minutes	—	—	26,375	N/A
Mobile Color Ring Tone subscribers	Million	—	—	8.64	N/A
“One Home” subscribers	Million	—	10.61	23.93	125.4%

In 2008, the Company continued to adhere to customer branding management, insisted on integrated development strategy, vigorously promoted integrated information application services, overcame the adverse effects brought onto its business operations by snowstorms, earthquakes and the international financial crisis, and accomplished steady business development. In the meantime, the Company successfully completed the acquisition and transition of the CDMA business and launched the CDMA services operations, entering into a new era of full services integrated operations.

In 2008, total operating revenues were RMB186,801 million, an increase of 3.3% from 2007. Excluding the amortisation of upfront connection fees, the operating revenues were RMB184,779 million, representing an annual growth rate of 4.0%. Within these figures, revenue from the wireline services amounted to RMB178,625 million, representing an increase of 0.6% from 2007. Total revenue from the mobile services was RMB6,154 million. The increase in operating revenues was mainly attributed to the wireline non-voice services, accounting for 46.1% of revenue from wireline services, an increase of 8.9 percentage points from 2007. Among these, Internet and data services, wireline value-added services and integrated information application services drove up revenue growth of the wireline services by 5.6 percentage points and 3.3 percentage points, respectively.

Wireline Transformation Services

Wireline transformation services such as the Internet services, value-added services and integrated information application services recorded rapid growth in 2008. Revenue from wireline non-voice services was RMB82,294 million, an increase of 24.8% from 2007. Among them, revenue from Internet and data services totaled RMB51,017 million, representing an annual growth rate of 24.4%. Revenue from value-added services and integrated information application services amounted to RMB25,658 million, an annual growth rate of 29.7% from 2007.

In 2008, the Company continued to deepen its Internet services operations, offering broadband speed upgrade services for mid-to-high-end customers to enhance customer loyalty. Broadband ARPU rose steadily to RMB83.8. The Company also cooperated extensively with computer resellers to lower their prices, accelerating the expansion in the scale of its broadband subscriber base. Broadband subscribers grew by 8.53 million on a net basis to 44.27 million in 2008. The Company’s broadband operational strategy continued to focus on interaction of broadband access and applications, cooperated extensively through a more open business model to integrate high-quality and rich content and applications. Under our full services integrated operations, the Company launched new broadband products such as wireless broadband services (CDMA + Wi-Fi) and advocated the integrated development of its mobile services and Internet services. Leveraging the CDMA verification advantages, the Company promoted broadband account number-based operations and continued to develop internet services and internet application services, to stimulate faster and healthier development of the broadband services.

Revenue from integrated information application services was RMB10,853 million, delivering an annual growth rate of 65.1% and driving up revenue growth by 2.4 percentage points, while the direct information services including “Best Tone” services, IT services and IT application services driving up revenue growth by 0.8 and 0.9 percentage points respectively. By focusing on key services such as business traveling services and information search, the Company accelerated the scale development of the “Best Tone” services, promoted the construction of standardised platforms within the Company, pro-actively carried out peer benchmarking within the industry, strengthened specialised operational capacity and enhanced customer service perception. Revenue from direct information services including “Best Tone” services in 2008 was RMB4,787 million, an increase of 44.6% from 2007. In order to meet the customised demand for communications and information services from government and enterprise customers, the Company concentrated on the promotion of specialised operations such as video applications and network management experts, cooperated extensively and developed industry-specific applications to highlight the advantages of multi-services integration and customisation. The Company also built cross- regional specialised supporting teams to accomplish the fast scale development of IT services and IT application services. Revenue from IT services and IT application services in 2008 was RMB3,517 million, an increase of 83.8% from 2007. Going forward, the Company will continue to intensify its efforts in promoting the scale development of its integrated information services. With the integration of its traditional wireline services and mobile services, the Company will provide customers with more comprehensive and integrated information applications and services.

Wireline Voice Services

Revenue from the Company’s wireline voice services in 2008 was RMB96,331 million, a decrease of 13.7% from 2007. This continuous decline in revenue was mainly attributable to further loss of subscribers and decrease in usage following further reduction of mobile tariffs. Wireline subscribers at the end of 2008 were 208.35 million, a net decrease of 12.29 million, among which PHS subscribers decreased by 11.20 million. Additionally, the international financial crisis and natural disasters also led to a decline in the usage of the wireline voice services in some regions and customer groups, resulting in a decrease in revenue for the wireline voice services. In 2008, revenue from local telephone services was RMB59,307 million, a decrease of 15.9% from 2007. Revenue from domestic long distance services amounted to RMB22,081 million, a decrease of 10.3% from 2007. Revenue from international, Hong Kong, Macau and Taiwan long distance services totaled RMB2,579 million, a decrease of 15.5% from 2007. Revenue from interconnection services was RMB12,364 million, a decrease of 8.3% from 2007.

Facing continuous decline in the usage of its wireline voice services, the Company continued to focus on integrated development strategy and service packaging to slow down the rate of revenue decline in its wireline voice services. Through the promotion of integrated services packages to government and enterprise customers as well as household customers, the Company has stabilised the subscriber groups of wireline services other than PHS services. In light of the exacerbating loss of PHS subscribers, the Company strengthened the packaging of PHS, fixed line, broadband and mobile services. As of the end of 2008, 38.9% of PHS subscribers took multi-service packages, effectively increasing the loyalty of PHS subscribers in service. Going forward, the Company will gradually migrate its mid-to-high-end PHS subscribers to our mobile services through value enhancing schemes, reducing PHS marketing costs and operational costs and improving operational efficiency while respecting the rights of PHS subscribers for a stable and quality PHS network, accomplishing a smooth and steady transfer to the mobile services. Moreover, in order to mitigate the decrease of its long-distance voice services usage, the Company launched a series of services packages including “One price for domestic and long-distance calls” and FNS (Family Number Service) for value-segmented customers based on their consuming characteristics, and focused on effective advertising to reduce customer-perceived prices to stabilise the long-distance voice services.

Customer Branding Management

In 2008, the Company continued to deepen customer branding management of “BizNavigator” and “One Home”.

For government and enterprise customers, the Company continued to optimise applications of the communication and industry versions of “BizNavigator” integrating voice services, data services and broadband access services to add value, promote its scale development to meet the demands of small and medium enterprises for more communication and information services. In 2008, the penetration rate of the communication and industry versions of “BizNavigator” reached 21.0%. At the same time, in order to satisfy the needs of key government and enterprise customers for “integrated office administration” and information management, the Company deepened its exploration of needs of its industry-specific customers, by devoting enormous efforts in developing integrated information services such as “Best Tone” services, IT services and IT application services, while continuing to promote the developed industries applications such as “e-Campus”, “e-Hospital” and “Hotel Prefection Alliance”. Revenue from government and enterprise customers in 2008 increased by 10.9% from 2007.

For household customers, the Company continued to optimise the multi-services integrated packages of “One Home” services, especially the “e6” and “e8” services, enriching their service content and accelerating scale promotion. In 2008, the number of “One Home” subscribers increased by 13.32 million on the net basis, with a penetration rate of 20.2% among household subscribers. At the same time, the Company further differentiated the household market, providing integrated household information solutions including communications, wealth management and entertainment to satisfy the needs of its mid-to-high-end customers for convenient Internet access and daily life information. Those integrated information solutions were marketed and promoted through free trials and package discounts. In 2008, revenue from household customers increased by 2.9% from 2007.

CDMA Business Acquisition, Transition and Operation

In 2008, the Company successfully acquired CDMA mobile business, entering a new era of full services integrated operations. In the three months from October to December 2008, the Company smoothly completed the acquisition and transition of the CDMA business. The Company also promptly consolidated CDMA products and applications, fulfilled basic management functions such as streamlining KPIs and optimising process. As of the end of 2008, there were 27.91 million CDMA mobile subscribers. In the fourth quarter of 2008, our total mobile revenue amounted to RMB6,154 million.

Following the acquisition and transition of the CDMA business, the Company carried out a comprehensive analysis of the internal and external environment as well as industry development trends to identify the mobile services development strategy of “capturing the mid-to-high-end market, offering differentiated services, and developing an effective economy of scale”. Through the launch of “e surfing” in December 2008, the Company preceded to adopt the concept of “Internet handset” backed by strong promotional efforts, creating a high-quality brand image in the eyes of customers. Based on customer resources and multi-services advantages, the Company supplemented its original brand packages, including “BizNavigator” and “One Home”, with mobile services elements to achieve rapid penetration of the mid-to-high-end customer market.

There has been a turnaround from the decline in subscribers after the acquisition of the CDMA business in October 2008, with the monthly net increases of subscribers for January and February 2009 being 1.02 million and 1.70 million, respectively, demonstrating a relatively rapid trend of customer expansion. The increase in the number and quality of subscribers has driven up mobile usage as well as revenue.

In the meantime, the Company persistently pursued innovation, trying to make a breakthrough in its products and business model in order to create differentiated competitive edge. The Company has completed the development and launch of various differentiated mobile value-added products such as wireless broadband services (CDMA + Wi-Fi) and “Mobile Global Mega-Eye” services, striving to establish visible comparative competitive advantages. For the cooperation model with CP/SP, the Company abandoned the traditional operator-dominated models to attract more dynamic teams to join the Company’s product innovation and content operation. Combined with the introduction of its 3G services, the Company will target at those infiuential youngsters with stronger preferences for information applications, and integrate mobile Internet information services and applications with the mobile terminals, which provide customers with an end-to-end mobile Internet experience.

In addition, to better support the development of the mobile services, the Company constantly enhanced its service distribution channel system with an aim to offer full integrated services covering all customer groups. The Company pro-actively advocated social channels for mobile handsets purchase, management and sales. For channel service, the Company strengthened the sharing of channel resources, optimised service process, reinforced trainings and consolidated billing and customer service to uphold integrated business development. The Company also devoted enormous efforts to develop electronic channels and enhance self-servicing capability to provide customers with user-friendly services which will enable them to handle business through mobile handsets and the Internet. The Company has also reinforced the construction of infrastructures such as operations offices in the Northern regions and accelerating intensive sales coverage in cities through the integration of electronic and direct sales channels to support full services integrated operations. In terms of business development for terminals, the Company, on one hand, boosted the motivation of each level of the mobile handset industry value chain through scale development of its customers, progressively reduced the proportion of centralised procurement and accelerated the localisation and commercialisation of handset purchases. On the other hand, the Company has also increased terminal customisation and support for handset manufacturers and retailers, in particular encouraging manufacturers to increase inputs in the production of mid-to-high-end mobile phones to promote a wider variety of handset products to meet the needs of business development.

Rational Allocation of Resources to Support Full Services Integrated Operations

In 2008, the Company’s capital expenditure was RMB48,410 million, an increase of 4.5% from 2007, accounting for 26.2% of total revenues, and remained at similar level as 2007. For investment management and control, the Company further emphasised the corporate principle of “optimising resources allocation via focusing on key areas,” and reinforced investment in its broadband services, value-added services and integrated information services to keep investment in line with business priorities and revenue growth. Investment in the transformation services increased by 19.3% compared to last year. The ratio of transformation services investment to total investment increased 12 percentage points from last year. With the increasing demand for infrastructure under full services integrated operations, the Company has continued a strict investment control over its wireline voice infrastructure and communications infrastructure to achieve the goal of reducing investment risk and improving the Company’s overall return on investment.

The Company spared no effort in supporting customer branding operations and scale development. For government and enterprise customers, we successfully completed the development of “BizNavigator” terminals and broadband management system platforms, upgraded “Global Mega-eye” platforms, and expanded and enhanced our outsourcing call centers. For household customers, we deployed “e8” terminal management platforms, completed network construction related to WLAN and optical access networks, etc. and promoted the standardisation of IPTV 2.0 upgrades. For the key products of “e surfing”, we completed key integrated product development and system construction for the launch of “189” prefix mobile number and the deployment of special feature products for the CDMA network.

We continuously upgraded the scale of our broadband services. As of the end of 2008, all urban service areas of the Company are capable of providing 2M broadband Internet access. The proportions of 8M and 16M broadband access capacity increased by 10 and 15 percentage points, respectively. The number of Wi-Fi hotspots reached 25,000. Total number of broadband access ports reached 62.69 million.

After the successful acquisition and transition of the CDMA business, we immediately implemented mobile network construction in preparation for full services integrated operations. Leveraging the mobile service platform construction as an entry point, we have promoted the standardisation and integration of the different service networks, and successfully launched “189” prefix mobile number with the distinguishing features of China Telecom.

On the basis of the existing, mainly wireline services supportive IT system, the Company proactively strengthened construction of mobile supporting capability, aiming to forge wireline and mobile integrated IT supporting capabilities. Based on this, the Company efficiently completed the transition of “Unicom” CDMA network IT system, timely supported the launch of “189” prefix mobile number, ensuring the launch and integrated operation of full services. The Company also further enhanced IT supporting capabilities for customer segmentation operation and full services integrated operations to implement the Company’s operating strategy of “full services integrated operations with customised services offering.”

Outlook for 2009

The Company commenced its full services integrated operations in full wing in 2009. The Company will implement its development strategy for its mobile services by “capturing the mid-to-high-end market, offering customised services, and developing an effective economy of scale”, leveraging the Company’s advantages of strong customer base and full services integrated operations to create a competitive edge with integrated products and services. The Company will insist on its integrated mobile and Internet services strategy, and its focus on diversification and innovation to ensure the sustainable development of mobile services. The Company will continue to insist on customer branding management, focus on mid-to-high-end customers, and further enrich its products and services, supplementing mobile services elements to realise scale development of customer brands. Based on the strength of its customer brands and integrated services, the Company will further stabilise its revenues from its traditional wireline services and create integrated information service capabilities with core competitiveness in order to achieve healthy and stable development.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Summary

The Group, in June 2008, acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Company”) for a total consideration of RMB5,557 million from China Telecommunications Corporation. Since the Group and Beijing Company were under common control of China Telecommunications Corporation, the acquisition has been treated as a “combination of entities under common control”, and was accounted for in a manner similar to a pooling of interests (“as if pooling of interests accounting”). Accordingly, the assets and liabilities of Beijing Company have been accounted for based on their historical amounts and our financial statements for the period prior to the acquisition have been restated to include the financial position and results of operations of Beijing Company on a combined basis. Unless otherwise specified in this section, the financial data of the Group for the period prior to the acquisition are presented based on those restated amounts.

According to the acquisition agreement entered into between the Company, China Unicom Limited and China Unicom Corporation Limited (the latter two collectively, the “Unicom Group”) in July 2008, the Group, effective from 1 October 2008, has owned and operated the entire CDMA business (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of

the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd.) and related assets and liabilities in relation to the CDMA subscribers. The acquisition price was RMB43,800 million and the business combination was accounted for using the purchase method.

The Group’s operating revenues in 2008 were RMB186,801 million, representing an increase of 3.3% from 2007. Operating expenses were RMB181,656 million, representing an increase of 26.9% from 2007; profit attributable to equity holders of the Company was RMB884 million, and basic earnings per share were RMB0.01. EBITDA1 (before CDMA network capacity lease fee of RMB1,504 million) was RMB84,696 million and the EBITDA margin was 45.3%.

Excluding the amortisation of upfront connection fees and the impact of one-off items including impairment loss of the PHS assets and the losses related to natural disasters2, the operating revenues of the Group in 2008 were RMB184,779 million, representing an increase of 4.0% from 2007; profit attributable to equity holders of the Company was RMB20,066 million, representing a decrease of 12.8% from 20073, basic earnings per share was RMB0.25; EBITDA (before CDMA network capacity lease fee) was RMB85,889 million and the EBITDA margin was 46.5%.

[1]

Our EBITDA refers to profit before net finance costs, investment income, share of profits of associates, income tax, depreciation and amortisation, impairment loss on property, plant and equipment, CDMA network capacity lease fee and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[2]	Losses related to natural disasters were RMB3,428 million with after-tax effect of RMB2,838 million. Impairment loss of the PHS assets was RMB23,954 million with after-tax effect of RMB18,366 million.
[3]

Excluding the deficit on revaluation of property, plant and equipment and considering the impact of the acquisition of the Beijing Company, profit attributable to equity holders of the Company was RMB23,010 million for 2007.

Operating Revenues

In 2008, by continuously adhering to the customer branding operation, strongly promoting the integrated information application services and successfully completing the acquisition and transition of the CDMA business, the Group’s operating revenues maintained solid growth. Our operating revenues in 2008 were RMB186,801 million, representing an increase of 3.3% from 2007. Excluding the amortisation of upfront connection fees of RMB2,022 million and total mobile revenue of RMB6,154 million (including revenue from the mobile voice services of RMB3,972 million, mobile value-added services of RMB1,469 million and other mobile services of RMB713 million), our operating revenues in 2008 were RMB178,625 million, representing an increase of 0.6% from 2007. Our wireline services revenue grew steadily, primarily due to fast growth in the non-voice services which offset the decline in the wireline voice services. The ratio of wireline non-voice services revenue to total wireline revenue, excluding the amortisation of upfront connection fees, has increased over the years to 46.1% in 2008, representing an increase of 8.9 percentage points from 2007. With the growth in wireline non-voice revenue, the Group’s revenue structure has become further improved and the risk of over-reliance on traditional businesses has been further reduced, enhancing the Group’s capacity to manage risks.

The following table sets forth a breakdown of our operating revenues for 2007 and 2008, together with their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2008	2007	Rates of Change
Wireline voice	96,331	111,625	(13.7)%
Mobile voice	3,972	—	N/A
Internet	40,786	31,817	28.2%
Value-added services	16,274	13,208	23.2%
Integrated information application services	10,853	6,573	65.1%
Managed data and leased line	10,231	9,183	11.4%
Others	6,332	5,182	22.2%
Upfront connection fees	2,022	3,294	(38.6)%

Total operating revenues	186,801	180,882	3.3%

In prior years, the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees, interconnections, upfront installation fees, managed data and leased line revenue were separately disclosed. The amounts of revenue from value-added services and integrated information application services were not separately disclosed but were disclosed in aggregate under the caption of “value-added and integrated information application service revenue”.

In 2008, the Group changed its internal reporting system by aggregating the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees as “wireline voice revenue”, aggregating the amounts of managed data and leased line revenue as “managed data and leased line revenue” and by separating the amounts of revenue from value-added and integrated information application services as “value-added service revenue” and “integrated information application service revenue”.

The related comparative figures have been aggregated or separated to conform with the current year’s figures.

Wireline Voice

In 2008, revenue from our wireline voice services was RMB96,331 million, representing a decrease of 13.7% from RMB111,625 million in 2007, accounting for 51.6% of our operating revenues, or 52.1% of our operating revenues excluding the amortisation of upfront connection fees. The major reason for the continuous decline in wireline voice services revenue was the mobile services and the new means of communication such as VOIP, which further exacerbated the diversion from wireline services.

Mobile Voice

In the fourth quarter of 2008, mobile voice revenue from the CDMA operations was RMB3,972 million, accounting for 2.1% of our operating revenues, or 2.1% of our operating revenues excluding the amortisation of upfront connection fees. Mobile services will become one of the main revenue drivers in our full services integrated operations.

Internet

In 2008, revenue from our internet access services was RMB40,786 million, representing an increase of 28.2% from RMB31,817 million in 2007, accounting for 21.8% of our operating revenues, or 22.1% of our operating revenues excluding the amortisation of upfront connection fees. Driven by the continuous expansion of our broadband subscriber base in recent years, our internet access services revenue has sustained rapid growth. The number of broadband subscribers increased to 44.27 million as of the end of 2008, representing an increase of 8.53 million or 23.9% from the end of 2007. At the same time, the ARPU of broadband subscribers in 2008 was RMB83.8, representing an increase of RMB2.4 from RMB81.4 in 2007, remaining at a relatively high level.

Value-added Services

In 2008, revenue from value-added services was RMB16,274 million, representing an increase of 23.2% from RMB13,208 million in 2007, accounting for 8.7% of our operating revenues, or 8.8% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly attributable to the mobile valued-added services brought by the acquisition of the CDMA business, and the rapid development of internet value-added services and the “Colour Ring Tone” service of the wireline value-added services, etc. The revenue related to mobile value-added services generated after the acquisition of the CDMA business was RMB1,469 million.

Integrated Information Application Services

In 2008, revenue from our integrated information application services was RMB10,853 million, an increase of 65.1% from RMB6,573 million in 2007, accounting for 5.8% of our operating revenues, or 5.9% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly due to the rapid development of IT service and IT application services, “Best-tone” services, “V-Net” services and video application services, etc.

Managed Data and Leased Line

In 2008, revenues from managed data and leased line services were RMB10,231 million, representing an increase of 11.4% from RMB9,183 million in 2007, accounting for 5.5% of our operating revenues, or 5.5% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly due to increasing revenue growth in leased circuits services and the IP-VPN services, driven by the increasing demand from non-operator customers for network resources.

Others

In 2008, revenue from our other services was RMB6,332 million, representing an increase of 22.2% from RMB5,182 million in 2007, accounting for 3.4% of our operating revenues, or 3.4% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly due to the sales revenue of equipment for system integration and terminal equipment such as handsets. The revenue related to other mobile services generated after the acquisition of the CDMA business was RMB713 million.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of upfront fees received for initial activation of wireline services of the Group, amortised over an expected customer relationship period of 10 years. Effective from July 2001, the Group ceased to charge new subscribers upfront connection fees. The amortised amount was RMB2,022 million in 2008, representing a decrease of 38.6% from RMB3,294 million in 2007.

The amortisation of upfront connection fees will end in 2011, the amortisation of upfront connection fees for the years ended 2009, 2010 and 2011 will be RMB1,151 million, RMB497 million and RMB98 million respectively.

Operating Expenses

In 2008, the operating expenses of the Group were RMB181,656 million, representing an increase of 26.9% from 2007. The ratio of operating expenses to operating revenues increased to 97.2% from 79.1% in 2007, or increased to 98.3% from 80.6% of operating revenues excluding the amortisation of upfront connection fees in 2007. Excluding the impact of one-off items including impairment loss of the PHS assets and losses related to natural disasters, our operating expenses were RMB154,274 million, or 83.5% of our operating revenues excluding the amortisation of upfront connection fees. The increase in expenses was mainly attributable to additional investment by the Group in transformation services and the mobile services, so as to enhance the Group’s competitiveness and ensure its sustainable and healthy development in the future.

The following table sets out a breakdown of our operating expenses in 2007 and 2008 and their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2008	2007	Rates of Change
Depreciation and amortisation	53,880	52,607	2.4%
Network operations and support expenses	36,096	29,856	20.9%
Selling, general and administrative expenses	27,935	24,294	15.0%
Personnel expenses	28,946	27,419
5.6% Other operating expenses	10,632	8,965	18.6%
Property, plant and equipment impairment loss which includes:	24,167	—	N/A
Impairment loss of the PHS assets	23,954	—	N/A

Total operating expenses	181,656	143,141	26.9%

Depreciation and Amortisation

Depreciation and amortisation were RMB53,880 million in 2008, representing an increase of 2.4% from RMB52,607 million in 2007, accounting for 28.8% of our operating revenues. The ratio of depreciation and amortisation expenses to our operating revenues excluding the amortisation of upfront connection fees decreased to 29.2% in 2008 from 29.6% in 2007.

Network Operations and Support Expenses

In 2008, network operations and support expenses were RMB36,096 million, representing an increase of 20.9% from RMB29,856 million in 2007, accounting for 19.3% of our operating revenues, or 19.5% of our operating revenues excluding the amortisation of upfront connection fees. The increase was mainly attributable to the increasing investment by the Group in transformation services, losses from natural disasters, the CDMA network capacity lease fee and the increasing electricity price.

Selling, General and Administrative Expenses

In 2008, selling, general and administrative expenses amounted to RMB27,935 million, representing an increase of 15.0% from RMB24,294 million in 2007, accounting for 15.0% of our operating revenues, or 15.1% of our operating revenues excluding the amortisation of upfront connection fees. This increase was mainly attributable to additional investment in relation to transformation services and the promotion and initial investment in the “e surfing” brand so as to support the Company’s strategy of “Customer- focused Innovative Informatisation”.

Personnel Expenses

In 2008, personnel expenses were RMB28,946 million, representing an increase of 5.6% from RMB27,419 million in 2007. Personnel expenses accounted for 15.5% of our operating revenues, or 15.7% of our operating revenues excluding the amortisation of upfront connection fees. The increase in personnel expenses was mainly attributable to the inclusion of new employees from the Unicom Group as well as the recruitment of professional personnel for our mobile communications, IP, IT and information operations, to meet the needs of the Group’s full services integrated operations.

Other Operating Expenses

Other operating expenses primarily included expenses from interconnections settlement and cost of goods sold. The Group’s other expenses increased by 18.6% from RMB8,965 million in 2007 to RMB10,632 million in 2008. The increase was mainly attributable to the newly-incurred expenses of mobile interconnection settlement for mobile services operation and increased expenses for sales of terminal equipment, such as handsets.

Impairment Loss on Property, Plant and Equipment

In accordance with the requirements of the International Financial Reporting Standards (IFRS), and considering the impact of the mobile development strategy on our PHS service upon the full services integrated operations of the Group, we have estimated a significant drop in the cash flow generation capability of our PHS assets. The Group carried out impairment tests of the PHS assets at the end of 2008 and recognised an impairment loss of RMB23,954 million.

Net Finance Costs

In 2008, the Group’s net finance costs were RMB5,076 million, representing an increase of 18.4% from RMB4,288 million in 2007, in which net interest expenses increased by RMB564 million under the influence of interest rate increases at the end of 2007 and in the first half of 2008. Exchange loss was RMB170 million, while the exchange gain was RMB104 million in 2007. The change of net exchange gain/loss was mainly attributable to the depreciation of RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2008, the Group’s income tax expenses were RMB–793 million, with the effective income tax rate excluding upfront connection fees being 21.1% after excluding the impact of one-off items including impairment loss of the PHS assets and losses related to natural disasters. The difference between the effective income tax rate and the statutory income tax rate was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 15% or 18% enjoyed by our branches located in special economic zones and in the western part of China. Additional reasons for our effective tax rate being lower than the statutory tax rate were the additional deductions of research and development expenses for some of our provincial branches and the tax credits received on the purchase of domestically made equipment before the implementation of the new tax law in 2008.

Profit Attributable to Equity Holders of the Company

In 2008, profit attributable to equity holders of the Company was RMB884 million, representing a decrease of 96.3% from RMB24,195 million in 2007. Excluding the amortisation of upfront connection fees and the impact of one-off items including impairment loss of the PHS assets and the impact of natural disasters, the profit attributable to equity holders of the Company was RMB20,066 million, representing a decrease of 12.8% from 2007.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2008, the Group continued with its prudent policy on capital expenditure. Capital expenditure was RMB48,410 million, representing an increase of 4.5% from RMB46,334 million in 2007 mainly due to the impact of natural disasters.

Cash Flows

In 2008, net cash inflow of the Group was RMB6,522 million, while the net cash outflow was RMB1,582 million in 2007.

The following table sets out our cash flow position in 2007 and 2008:

	For the year ended 31 December
(RMB in millions)	2008	2007
Net cash flow from operating activities	76,756	75,783
Net cash used in investing activities	(75,819)	(46,618)
Net cash flow from/(used in) financing activities	5,585	(30,747)

Net increase/(decrease) in cash and cash equivalents	6,522	(1,582)

In 2008, the net cash flow from operating activities was RMB76,756 million, representing an increase of RMB973 million from RMB75,783 million in 2007.

In 2008, net cash used in investing activities was RMB75,819 million, representing an increase of RMB29,201 million from 2007, mainly resulting from the payment for the acquisition of the Unicom Group’s CDMA business by the Group.

In 2008, the net cash inflow from financing activities was RMB5,585 million while the net cash outflow was RMB30,747 million in 2007. The increase in net cash inflow was mainly due to the issue of short-term commercial paper and medium term notes totaling RMB30,000 million by the Group.

Working Capital

At the end of 2008, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB121,291 million, representing an increase of RMB25,156 million from the deficit of RMB96,135 million in 2007. The deficit increase was mainly attributable to new short-term debt, such as short-term commercial paper. As at the end of 2008, the Group’s cash and cash equivalents amounted to RMB27,866 million, of which 94.2% (2007: 93.0%) was denominated in RMB.

Assets and Liabilities

In 2008, the Group continued to maintain a sound capital structure. As at the end of 2008, the Group’s total assets increased to RMB440,337 million from RMB413,331 million as of the end of 2007, while total indebtedness increased to RMB123,279 million from RMB105,755 million as of the end of 2007. The ratio of the Group’s total indebtedness to total assets increased from 25.6% as of the end of 2007 to 28.0% as of the end of 2008.

Indebtedness

Our indebtedness analysis as of the end of 2007 and 2008 is as follows:

	For the year ended 31 December
(RMB in millions)	2008	2007
Short-term debt	83,448	67,767
Long-term debt maturing within one year	565	3,811
Finance lease obligations maturing within one year	22	24
Long-term debt (excluding current portion)	39,226	34,148
Finance lease obligations (excluding current portion)	18	5

Total debt	123,279	105,755

As of the end of 2008, total indebtedness of the Group was RMB123,279 million, representing an increase of RMB17,524 million from 2007. The main reason for the increase was the issue of short-term commercial paper and medium-term notes by the Group. Of the total indebtedness of the Group, 97.2% (2007: 96.4%) was denominated in Renminbi, 0.7% (2007: 1.0%) was denominated in US Dollar, 1.5% (2007: 1.8%) was denominated in Japanese Yen and 0.6% (2007: 0.8%) was denominated in Euro. 87.2% (2007: 70.7%) of the indebtedness was loans with fixed interest rates while the remaining was with floating rates. As at 31 December 2008, the Group did not (2007: nil) pledge any assets to secure the debts.

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi. Therefore, the Group did not have significant risk exposure to foreign exchange fluctuations.

As at 31 December 2008, the Group’s unutilised committed credit facilities amounted to RMB128,231 million (2007: RMB36,823 million).

Contractual Obligations

	Payable in
(RMB in millions)	Total	1 Jan 2009– 31 Dec 2009	1 Jan 2010– 31 Dec 2010	1 Jan 2011– 31 Dec 2011	1 Jan 2012– 31 Dec 2012	Thereafter
Short-term debt	85,576	85,576	—	—	—	—
Long-term debt	48,407	2,498	3,558	12,011	1,457	28,883
Finance lease obligations	40	22	18	—	—	—
Operating lease commitments	3,092	830	595	479	380	808
Capital commitments	3,912	3,912	—	—	—	—

Total contractual obligations	141,027	92,838	4,171	12,490	1,837	29,691

Note: Amounts of short-term debt, long-term debt and finance lease obligations include recognised and unrecognised interest payable, and are not discounted.

Directors, Supervisors and Senior Management

1.	Mr. Wang Xiaochu

Age 51, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the President of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 28 years of management experience in the telecommunications industry.

2.	Mr. Shang Bing

Age 53, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang served as a Deputy General Manager and General Manager of China United Telecommunications Corporation (“Unicom Group”) Liaoning Branch, a Vice President of Unicom Group, a Director of Unicom Group, the President of Unicom Group and an Executive Director and President of China Unicom Limited. In addition, Mr. Shang also served as a Director and President of the China United Telecommunications Corporation Limited and China Unicom Corporation Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and telecommunications industry.

3.	Madam Wu Andi

Age 54, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 27 years of economic and financial management experience in the telecommunications industry in China.

4.	Mr. Zhang Jiping

Age 53, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 27 years of experience in network operation and management in the telecommunications industry in China.

5.	Mr. Zhang Chenshuang

Age 57, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a senior economist. He graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from the Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., the Assistant to the President of China Mobile Communications Corporation, Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also a Vice President of China Telecommunications Corporation. He has over 29 years of experience in the telecommunications industry.

6.	Mr. Li Ping

Age 55, is an Executive Vice President of the Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT and Executive Director of China Telecom Corporation Limited. He is also Vice President of China Telecommunications Corporation, and Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 33 years of operational and managerial experience in the telecommunications industry in China.

7.	Mr. Yang Xiaowei

Age 45, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

8.	Mr. Yang Jie

Age 47, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984, and subsequently obtained a master degree in telecommunications and information management at the Norwegian School of Management. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 25 years of operational and managerial experience in the telecommunications industry in China.

9.	Mr. Sun Kangmin

Age 52, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds an MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 25 years of operational and managerial experience in the telecommunications industry in China.

10.	Mr. Li Jinming

Age 57, is a Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd.. Mr. Li has extensive experience in enterprise management.

11.	Mr. Wu Jichuan

Age 71, is an Independent Non-Executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing University of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National Committee of Chinese People’s Political Consultative Conference (the “CPPCC”), a member of the Standing Committee of the Tenth National Committee of CPPCC and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National Committee of CPPCC.

12.	Mr. Qin Xiao

Age 61, is an Independent Non-Executive Director of the Company. Mr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Chairman of China Merchants Group Limited and China Merchants Bank Co., Ltd.. He is a member of the eleventh Chinese People’s Political Consultative Conference and the Honorary Chairman of Hong Kong Chinese Enterprises Association, a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. Before joining China Merchants Group, he served as President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. He is the author of several papers and books in the fields of economics and management.

13.	Mr. Tse Hau Yin, Aloysius

Age 61, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited and is the Chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

14.	Madam Cha May Lung, Laura

Age 59, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference (“CPPCC”) Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, Non-executive Director of Bank of Communications Co., Ltd. She is also an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited, Johnson Electric Holdings Limited, Baoshan Iron & Steel Co. Ltd., and Tata Consultancy Services Limited. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

15.	Professor Xu Erming

Age 59, is an Independent Non-Executive Director of the Company. Mr. Xu is a Deputy Dean, professor, and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances.

Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategy and Innovative analysis, Business Strategic Management, Introduction to International Business Management, a number of case studies, as well as a number of academic dissertations such as Empirical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Mr. Yung Shun Loy, Jacky

Age 46, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Mr. Wang Qi

Age 54, is the financial controller of the Company. Mr. Wang is a senior accountant. He graduated from Beijing Institute of Posts and Telecommunications and the Australian National University. He holds a Master degree in international management. He served a Deputy Director General of Anhui Posts and Telecommunications Administration Bureau and a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 34 years of managerial and accounting experience in the telecommunications industry in China.

Supervisors

Mr. Xiao Jinxue

Age 45, is the Chairman of the Supervisor Committee and General Manager of Xinjiang branch of the Company. Mr. Xiao graduated from Beijing Institute of Posts and Telecommunications with a master degree in engineering management in 1987. Mr. Xiao served as Assistant Dean and Officer at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, an executive deputy managing director of the Beijing Research Institute of China Telecommunications Corporation and the Managing Director of Corporate Strategy Department of China Telecom Corporation Limited . Mr. Xiao is a professor-level senior engineer and has 22 years of managerial experience in the telecommunications industry in China.

Madam Zhu Lihao

Age 68, is an independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Ma Yuzhu

Age 55, is an Employee Representative Supervisor of the Supervisory Committee of the Company, Managing Director of the Corporate Culture Department of the Company. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a master degree in international business administration in 2001. Mr. Ma served as a Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior engineer and has over 30 years of telecommunications construction and operation management experience in the telecommunication industry.

Mr. Xu Cailiao

Age 45, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategy Department of the Company. Mr. Xu graduated from the Law School of Peking University with a master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Madam Han Fang

Age 36, is a Supervisor of the Supervisory Committee of the Company. Madam Han is a Director of the Audit Department of the Company. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management in 1995. She obtained a master degree in business administration at the Norwegian School of Management. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is an international internal auditor, a qualified accountant in PRC and a senior accountant and has 14 years of finance and audit experience.

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2008.

Principal Business

The principal business of the Company and the Group is the provision of basic communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, integrated information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2008 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 86 to 150 in this annual report.

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.085 per share, totalling approximately RMB6,063 million for the year ended 31 December 2008. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 26 May 2009. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rates of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The final dividends are expected to be paid around 30 June 2009 after obtaining the shareholders’ approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China implemented in 2008, beginning from 1 January 2008, any Chinese domestic enterprise which pays dividend to a non-resident enterprise shareholder in respect of accounting periods beginning from 1 January 2008 shall withhold and pay enterprise income tax for such shareholder. Please refer to the relevant announcement to be issued by the Company separately for more details.

Mobile Services

In the second half of 2008, the Company acquired China Unicom’s CDMA mobile business, related assets, liabilities and equity for a consideration of RMB43,800 million. The Company also reached an agreement to lease the CDMA network capacity from China Telecommunications Corporation. In January 2009, the Company was permitted to operate the CDMA2000 3G mobile services. An amendment to the Articles of Association on the scope of business to include the CDMA2000 3G mobile services was approved at the Extraordinary General Meeting held on 12 March 2009. The above arrangement enables the Group to create the synergies with the existing operations by fully leveraging the communication network resources, sales and marketing and operational experience. By quickly accessing the fast developing mobile telecommunication market in the PRC and providing comprehensive services to customers, the Company will enhance the core competitiveness and create more value for our customers and shareholders.

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Wang Xiaochu	51	Chairman and Chief Executive Officer	20 December 2004
Shang Bing	53	Executive Director, President and Chief Operating Officer	9 September 2008
Wu Andi	54	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002
Zhang Jiping	53	Executive Director and Executive Vice President	10 September 2002
Zhang Chenshuang	57	Executive Director and Executive Vice President	31 August 2007
Li Ping	55	Executive Vice President	10 September 2002
Yang Xiaowei	45	Executive Director and Executive Vice President	9 September 2008
Yang Jie	47	Executive Director and Executive Vice President	20 October 2004
Sun Kangmin	52	Executive Director and Executive Vice President	20 October 2004
Li Jinming	57	Non-executive Director	20 December 2004
Wu Jichuan	71	Independent Non-executive Director	9 September 2008
Qin Xiao	61	Independent Non-executive Director	9 September 2008
Tse Hau Yin, Aloysius	61	Independent Non-executive Director	9 September 2005
Cha May Lung, Laura	59	Independent Non-executive Director	9 September 2008
Xu Erming	59	Independent Non-executive Director	9 September 2005
Yung Shun Loy, Jacky	46	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005
Wang Qi	54	Financial Controller	10 September 2002

On 9 September 2008, the second session of the Board expired. Mr. Leng Rongquan, Mr. Li Ping, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent and Mr. Shi Wanpeng no longer served as directors of the Company. The remaining directors from the second session of the Board continue to serve their duties for the third session of the Board after election at the Extraordinary General Meeting held on 5 September 2008. On the same day, Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Wu Jichuan, Mr. Qin Xiao and Madam Cha May Lung, Laura were elected to the third session of the Board of Directors.

Supervisors of the Company

The following table sets out certain information of the supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Xiao Jinxue	45	Chairman of the Supervisory Committee	29 May 2007
Zhu Lihao	68	Independent Supervisor	10 September 2002
Ma Yuzhu	55	Supervisor (Employee Representative)	9 September 2005
Xu Cailiao	45	Supervisor	9 September 2005
Han Fang	36	Supervisor	9 September 2008

On 9 September 2008, the second session of the Supervisory Committee expired. Ms. Wang Haiyun no longer served in the position of Supervisor of the Company. Mr. Xiao Jinxue, Madam Zhu Lihao and Mr. Xu Cailiao, Supervisors of the second session of the Supervisory Committee, continue to serve for the third session of the Supervisory Committee after election at the Extraordinary General Meeting held on 5 September 2008. On the same day, Ms. Han Fang was elected as Supervisor of the Company for the third session of the Supervisory Committee starting from 9 September 2008. Mr. Ma Yuzhu continued to assume the position of Supervisor acting as the Employee Representative.

Share Capital

The share capital of the Company as at 31 December 2008 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2008, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2008	Percentage of the total number of shares in issue as at 31 December 2008 (%)
Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2008, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

JPMorgan Chase & Co.	836,933,193 (Long position)	H shares	6.03%	1.03%	177,814,577 shares as beneficial owner, 90,202,000 shares as investment manager and 568,916,616 shares as security interest holder/approved lending agent

	98,549,345 (Short position)	H shares	0.71%	0.12%	Beneficial owner

	568,916,616 (Shares available for lending)	H shares	4.10%	0.70%	Security interest holder/ approved lending agent

Barclays PLC	828,576,318 (Long position)	H shares	5.97%	1.02%	Interest of controlled corporation

	2,052,000 (Short position)	H shares	0.01%	0.003%	Interest of controlled corporation

Save as stated above, as at 31 December 2008, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2008, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2008, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Contracts

For the year ended 31 December 2008, none of the directors and supervisors of the Company had any material interest, whether directly or indirectly, in any of the contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts. None of the directors and supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 27 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2008.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

Summary of Financial Information

Please refer to pages 151 to 152 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2008.

Bank Loans and Other Borrowings

Please refer to note 15 of the audited financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 25 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2008.

Fixed Assets

Please refer to note 3 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2008.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC accounting standards and regulations materially differ from those prepared in accordance with either International Financial Reporting Standards or those prepared in accordance with the place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2008, calculated on the above basis and before deducting the proposed final dividends for 2008, amounted to RMB35,173 million.

As the Company has incurred net loss for the year of 2008, according to the PRC accounting standards, the Company did not transfer any funds to the statutory surplus reserve and the discretionary surplus reserve.

Please refer to note 20 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2008.

Donations

For the year ended 31 December 2008, the Group made charitable and other donations with a total amount of RMB42 million.

Subsidiaries and Associated Companies

Please refer to note 7 and note 8 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2008.

Changes in Equity

Please refer to the consolidated statement of changes in equity contained in the audited financial statements (page 91 of this annual report).

Retirement Benefits

Please refer to note 36 of the audited financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 37 of the audited financial statements for details of the stock appreciation rights offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2008, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenue of the Group.

For the year ended 31 December 2008, purchases from the five largest suppliers of the Group accounted for an amount no more than 30% of the total annual purchase of the Group.

To the knowledge of the Board, no director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

Continuing Connected Transactions

The following table sets out the amounts of continuing connected transactions of the Group for the year ended 31 December 2008:

Transactions	Group (RMB millions)		Annual monetary cap for continuing connected transactions (RMB millions)
Portion of expenses for centralised services	250		500
Net expenses for interconnection settlement	599		N/A	[1]
Provision of comprehensive services by China Telecommunications Corporation[2] and its subsidiaries (the “China Telecom Group”)	1,190		1,600
Mutual leasing of properties	388		510
Provision of IT services by China Telecom Group	457		490
Provision of engineering services by China Telecom Group	7,877		8,327
Provision of community services by China Telecom Group	2,297		2,500
Provision of ancillary telecommunications services by China Telecom Group	4,536		4,850

CDMA network capacity lease fee	1,397	[3]	4,000

[1]	According to the waiver letter issued to the Company by The Stock Exchange of Hong Kong Limited on 31 July 2008, the Company is not required to set an annual monetary cap for the total amount under interconnection settlement agreements.
[2]	China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries constitutes a connected person of the Company under the Listing Rules.
[3]	The CDMA network capacity lease fee has already deducted the capacity maintenance related costs of CDMA network payable to the Company by China Telecommunications Corporation amounted to RMB107 million.

Centralised Services Agreement

Centralised services includes the provision of management and operational services by the Company to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre, and also the provision of certain premises by the China Telecommunications Corporation to the Group. In addition, centralised services also include the common use of international telecommunications facilities between both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. In relation to the common use of international telecommunications facilities, the Company and China Telecommunications Corporation have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originating from, the Company and China Telecommunications Corporation, respectively.

On 26 December 2007 and 31 March 2008, the Company and China Telecommunications Corporation entered into Supplemental Agreements related to the Centralised Services Agreement. Pursuant to the Supplemental Agreements, in the situation where the Company uses the premises provided by China Telecommunications Corporation, the Company shall pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the actual apportioned used areas on the venues. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. In the situation where both parties use third-party international telecommunications facilities and accept third-party services such as the costs of restoration maintenance, the annual utilisation fee shall be determined on a pro rata basis according to the actual utilisation each year. In the situation where both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be determined on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. The utilisation fee shall be determined through negotiation between the two parties based on market rates.

The Centralised Services Agreement was renewed on 15 December 2008 with expiration on 31 December 2009, and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides a notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement was signed in relation to the integrated services provided by China Telecommunications Corporation to the Company. Such integrated services include procurement of telecommunications equipments such as optic fibre, network design, software upgrade, system integration, the manufacture of calling cards and so on. Prices under such agreement shall be determined in accordance with the following: (1) government-prescribed prices; (2) in the absence of government-prescribed prices, the government-guided prices shall apply; (3) in the absence of both government-prescribed prices and government-guided prices, the market prices shall apply, that is, the prices at which the same types of services are provided by independent third party in the ordinary course of business; (4) if none of the above prices is applicable, the prices shall be determined through negotiation between the parties based on reasonable costs plus reasonable profit, where “reasonable costs” shall mean the costs determined by the parties after negotiations.

The Comprehensive Services Framework Agreement expired on 31 December 2008. In order to simplify the management of connected transactions after the acquisition of the CDMA business, both parties decided not to renew this agreement after friendly negotiation between the Company and China Telecommunications Corporation. The various types of cross-provincial transactions set out under the Comprehensive Services Framework Agreement have been classified into other existing connected transactions based on the nature of such transactions.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated, a fee of RMB0.06 per minute as currently prescribed by the Ministry of Industry and Information Technology.

The Company and China Telecommunications Corporation have signed a supplementary agreement on interconnection settlement on 27 July 2008. The supplementary agreement prescribed that the Company, when originating a telephone call, shall pay RMB0.06 per minute to China Telecommunications Corporation. At the same time, the agreed settlement also prescribed that Tianjin city, Hebei province, Heilongjiang province, Jilin province, Liaoning province, Shanxi province, Henan province, Shandong province, Inner Mongolia Autonomous Region and Tibet Autonomous Region be covered as settlement regions.

The Agreement was renewed on 31 December 2008 for another two years with expiration on 31 December 2010 and will be automatically renewed for a period of three years upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement was signed between the Company and China Telecommunications Corporation and/or its associates in relation to the lease of property between the two parties.

The rental charges rents under the Property Leasing Framework Agreement were determined according to market rates, with reference to the fees standards of the local price authority and the specific needs of both parties at the time of property leasing. The property rents are subject to review every three years.

The Property Leasing Framework Agreement was renewed on 15 December 2008 with expiration on 31 December 2009 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

IT Services Framework Agreement

The IT Services Framework Agreement was signed in respect to the information technology services provided by China Telecommunications Corporation and/or its associates to the Company. Such services include office automation and software testing.

China Telecommunications Corporation and/or its associates is entitled to participate in the bidding for the right to provide services under the agreement. The charges payable for such services shall be determined by reference to market rates obtained through the tender process. If China Telecommunications Corporation and/or its associates offer terms and conditions that are at least the same as those offered by an independent third-party provider, the Group may give priority to using the services provided by China Telecommunications Corporation and/or its associates.

The Company and China Telecommunications Corporation signed a supplementary agreement relating to the IT Services Framework Agreement on 15 December 2008 to amend certain terms of the Framework Agreement to enable the provisions of, among others, cross-provincial information technology services by the Group to China Telecommunications and/or its associates and vice versa.

The IT Services Framework Agreement was renewed on 15 December 2008 with expiration on 31 December 2009 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Supplies Procurement Services Framework Agreement

Pursuant to the Supplies Procurement Services Framework Agreement, the China Telecommunications Corporation and/or its associates has agreed to provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

The Company and China Telecommunications Corporation signed a supplementary agreement relating to the Supplies Procurement Services Framework Agreement on 15 December 2008 to amend certain terms of the Agreement to enable provision of cross-provincial comprehensive procurement services by the Group to China Telecommunications Corporation and/or its associates and vice versa. At the same time, such supplies procurement services can extend to integrated supplies procurement services, the sale of proprietary telecommunication equipment, resale of third party equipment, management of tender, review of technical specification, storage, transport and installation services.

The Supplies Procurement Services Framework Agreement was renewed on 15 December 2008 with expiration on 31 December 2009 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Engineering Framework Agreement

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and testing and/or services as the main contractors for the construction and supervision of engineering projects, provided to the Company through bids made by China Telecommunications Corporation and/or its associates. The charges payable for such engineering services shall be determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000, or construction of engineering projects with a value over RMB2 million shall be determined by referring to the tender price.

The Company and China Telecommunications Corporation signed a supplementary agreement relating to the Engineering Framework Agreement on 27 July 2008 to amend the terms of the Agreement to expand the scope of services provided to the Group by China Telecommunications Corporation and/or its associates including cross-provincial level engineering construction and design services.

The Engineering Framework Agreement was renewed on 31 December 2008 with expiration on 31 December 2009 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Community Services Framework Agreement

The Community Services Framework Agreement was signed in respect to the services relating to culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service provided by the China Telecommunications Corporation and/or its associates to the Company. The pricing terms for such services are the same as those set out in the Comprehensive Services Framework Agreement.

The Company and China Telecommunications Corporation signed a supplementary agreement of the Community Services Framework Agreement on 15 December 2008 to amend a number of provisions, enabling China Telecommunications Corporation and/or its associates to provide the cross-provincial community services to the Company.

The Community Services Framework Agreement was renewed on 15 December 2008 with expiration on 31 December 2009 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the other party three months prior to the expiry of the relevant term.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement was signed in respect to the terms and conditions of certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services that are provided by the China Telecommunications Corporation and/or its associates to the Company. The pricing terms for ancillary telecommunications services in the Ancillary Telecommunications Services Framework Agreement are the same as those set out in the Comprehensive Services Framework Agreement.

The Company and China Telecommunications Corporation signed a supplementary agreement relating to the Ancillary Telecommunications Services Framework Agreement on 27 July 2008 to amend the terms of the Agreement, enabling China Telecommunications Corporation and/or its associates to provide ancillary telecommunications services including cross-provincial services to the Company.

The Ancillary Telecommunications Services Framework Agreement was renewed on 31 December 2008 with expiration on 31 December 2009 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the other party three months prior to the expiry of the relevant term.

CDMA Network Capacity Lease Agreement

Pursuant to the “CDMA Network Capacity Lease Agreement” signed between the Company and China Telecommunications Corporation on 27 July 2008, China Telecommunications Corporation agreed to lease its CDMA network capacity under the CDMA network to the Company and the Company shall have the exclusive right to use and operate the CDMA network to provide CDMA services in its service areas. The lease fee is based on 28% of the audited CDMA service revenue (which is calculated by the total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunication products in connection with the CDMA operations) per year. For the year ended 31 December 2008 and for the year ending 2009, there is no minimal annual lease fee. For the year ending 31 December 2010, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the year ending 31 December 2009. The cost of network construction shall be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the lease or within one year after the expiry of the lease. No premium has been paid or will be payable by the Company for the grant of the option.

The CDMA Network Capacity Lease Agreement is effective till 31 December 2010 and may be renewed for further periods as agreed by both parties on similar terms.

Strategic Agreement and its Supplemental Agreement

Independent shareholders of the Company approved in the Extraordinary General Meeting the signing of a Strategic Agreement between the Company and China Communications Services Corporation Limited (“China Communications Services”) on 30 August 2006 and the signing of a Supplemental Agreement (“Strategic Agreement and its Supplemental Agreement”) on 15 June 2007.

Pursuant to the Strategic Agreement and its Supplemental Agreement, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if service terms related to the design, implementation and supervision of the communications engineering provided by China Communications Services are basically the same as those of other service providers, the subsidiaries of the Company (and their successors) in the service area of China Communication Services shall annually receive such services from the wholly-owned subsidiaries of China Communications Services with total value no less than 10.6% of total annual capital expenditure of the related subsidiaries of the Company in that year. Meanwhile, pursuant to the Strategic Agreement and its Supplemental Agreement, the Company pledged that, in the period between 1 January 2007 and 31 December 2009, if the terms related to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the subsidiaries of the Company (and their successors) in the service area of China Communication Services shall annually receive such services from the wholly-owned subsidiaries of China Communications Services with total value no less than RMB1,780 million.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement and its Supplemental Agreement include: design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the

Company’s products and services in its own business. Such services shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements governed by PRC laws, in respect of the same services, where the terms and conditions of services provided by either party to the Strategic Agreement and its Supplemental Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement and its Supplemental Agreement shall have the priority to be appointed as the service provider by the other party.

Pursuant to the Strategic Agreement and its Supplemental Agreement, with the term covered from 1 January 2007 to 31 December 2009, both parties may negotiate the renewal of the Strategic Agreement upon its expiration, and the renewal is subject to the requirements of Chapter 14A of the Listing Rules (including disclosure and independent shareholders’ approval requirements).

Neither the Strategic Agreement nor Supplemental Agreement sets out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of China Communications Services, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Strategic

Agreement and Supplemental Agreement are covered by these framework agreements. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement (as amended by the Supplemental Agreement) are subsumed under the annual caps of those framework agreements between the Company and China Telecommunications Corporation (including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement).

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the above connected transactions.

The Independent Non-Executive directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2008 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Independent Non-Executive directors have further confirmed that:

The values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Compliance with Code on Corporate Governance Practices

Please refer to the “Corporate Governance Report” set out in page 54 of this 2008 annual report of the Company for details of our compliance with the Code on Corporate Governance Practices.

Material Legal Proceedings

As at 31 December 2008, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

KPMG and KPMG Huazhen were appointed as the international and domestic auditors of the Company for the year ended 31 December 2008. KPMG has audited the accompanying financial statements, which have been prepared in accordance with International Financial Reporting Standards. The Company has engaged KPMG and KPMG Huazhen since the date of its listing. A resolution for the reappointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2009 will be proposed at the Annual General Meeting of the Company to be held on 26 May 2009.

By Order of the Board

Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC

24 March 2009

Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee upheld the principle of good faith in safeguarding the interests of shareholders and the Company, acting strictly in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, as well as following the principle of integrity, rigorousness and discipline, to diligently and effectively carry out its supervisory function based on the actual situation of the Company.

During the reporting period, the Supervisory Committee held two meetings. At the seventh meeting of the Second Session of the Supervisory Committee held in March 2008, the Supervisory Committee reviewed and approved six agenda items, including the financial statements for the year ended 31 December 2007, the independent auditor’s report, profit distribution and dividend proposal, the report on asset revaluation, the Supervisory Committee’s report for the year 2007 and the working plan of the Supervisory Committee for the year 2008. At the eighth meeting of the Second Session of the Supervisory Committee held in August of the same year, the Supervisory Committee has reviewed the interim financial statements and the independent auditor’s review report of 2008. During the reporting period, members of the supervisory, through their attendance at the 2007 General Meetings of the Company and the meetings of the Board of Directors, committee supervised the major decision-making processes of the Company and the performance of duties carried out by members of the Board of Directors and the senior management.

The Supervisory Committee is of the view that 2008 was an extraordinary year, in that the Company had an arduous task of maintaining telecommunications services in an operating environment that has been unprecedented which includes the continuous occurrence of natural disasters domestically, the instability caused by the global financial crisis and the complex restructuring within the telecommunication industry. During the reporting period, in the face of severe natural disasters, challenging reforms initiatives and intense competition, business units at all levels have strived to do a good job in disaster relief, in the acquisition and reorganization of production and management, and in achieving new success in business development. Despite of increasingly fierce competition in the Company’s traditional wireline voice sector, the Company aimed to fully maximise shareholders’ value through proactive strategic transformation and maintained solid fundamentals. By improving precise management, optimizing the allocation of resources, deepening internal reforms and innovating development models, the Company has improved the quality of business growth.

The Supervisory Committee believes that during 2008, all members of the Board of Directors and members of the senior management of the Company have complied fully with the laws and regulations, diligently implemented the resolutions approved at the shareholders’ general meetings, persistently managed operations in accordance with the relevant regulations, exercised prudence in its decision making and put enormous efforts in helping the Company in achieving solid operational performance.

Upon the review of the unqualified financial statements of the Company for the year ended 31 December 2008 and other relevant information which was prepared in accordance with PRC accounting rules and regulations and International Financial Reporting Standards, audited by domestic and international auditors of the Company, and proposed to be submitted to the shareholders’ general meeting by the Board of Directors, the Supervisory Committee is of the opinion that the financial statements were prepared in line with the principle of consistency and that they truly and fairly reflect the Company’s financial position and results of operations.

In 2009, the Supervisory Committee will continue to do its best to preserve the interests of all shareholders and the Company in accordance with the Articles of Association and other relevant provisions.

By Order of the Supervisory Committee

Xiao Jinxue
Chairman of the Supervisory Committee

Beijing, PRC

24 March 2009

We are well-positioned to launch full services integrated operations to provide one-stop total solutions, serving all our customers' diverse needs on communications, entertainment and information to make their lives more convenient, manageable and productive.

Corporate Governance Report

The Company is dedicated to enhance corporate values and ensure long term sustainable development. Inheriting an excellent and prudent management style, and insisting on practicing corporate governance with efficient management and operations, the Company strongly believes that sound corporate governance can ensure management effectiveness, prosperous corporate culture, successful business development and a sustainable increase in shareholders’ value. In 2008, the Company increasingly improved the daily operations of the Board of Directors and its sub-committees, continued to perfect and optimise the Company’s organisational structure, and put comprehensive risk management into operational practice, so as to continuously enhance its standard of corporate governance and firmly protect the interests of shareholders.

Save for the roles of Chairman and Chief Executive Officer of the Company being performed by the same individual in the fiscal year ended 31 December 2008, the Company has been in compliance with all of the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules. In the Company’s opinion, through effective supervision of the Board and independent non-executive directors, and with the Company’s effective internal control mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and executions, and effectively capture business opportunities. Many international leading corporations have a similar arrangement.

Overview of Corporate Governance

As a company incorporated in the PRC, the Company adopts the PRC Company Law and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company listed both in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) in Hong Kong and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidance for the Company to improve its foundation of corporate governance. The Company has regularly published responsibility statements relating to its internal control in accordance with the US Sarbanes-Oxley Act of 2002 and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange, to confirm its compliance with related financial reporting, information disclosure and corporate internal controls requirements.

The Company’s continuous efforts in corporate governance have gained wide recognition from the capital market and received a number of awards. The Company was accredited as the “Best Managed Company — China 2008” by FinanceAsia. In addition, the Company has been awarded the “Asia’s Best Managed Fixed Telecom Company” by Euromoney for two consecutive years, “The CAPITAL Outstanding China Enterprise Awards — Telecommunications” by CAPITAL for three consecutive years. The Company’s annual report also won the Gold Award in the category of “Annual Reports: Telecommunications” in the “GALAXY 2008 Awards”. The Company’s website (www.chinatelecom-h.com) was accredited as the “Best Investor Relations Website in China” by “IR Global Rankings 2008”.

Overall Structure of Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting. The Board is authorised by the Articles of Association to make major decisions in regard to the Company’s operations and to oversee the daily operations of the senior management. Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board of Directors and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Pursuant to the Company’s strategic transformation and centralised management requirements, the Company was approved, at the shareholder meeting in February 2008, to merge with its twenty wholly-owned subsidiaries (“provincial subsidiaries”), such as Shanghai Telecom Company Limited, by way of absorption and to establish twenty provincial branches to take over the management and operation of the Company’s former provincial subsidiaries. In the second half of 2008, the Company merged with Beijing Telecom, which it acquired earlier, by way of absorption. Beijing branch was established to be responsible for the operation of wireline and mobile telecommunication services in Beijing. The Company also established provincial branches in Xizang (Tibet) Autonomous Region and in nine Northern provinces, including Shandong, etc., which are responsible for the operations of mobile telecommunications business in their respective service regions. Since then, the Company had set up provincial branches in all thirty-one provinces, autonomous regions and municipalities in Chinese mainland. After the absorptions and mergers, the resulting organisational structure and management system are more suitable for the needs of the Group’s development strategies. They will also enhance the integration and optimal allocation of the Group’s internal resources, further reduce the Group’s management costs, as well as improve its centralised management standards and overall efficiency.

Shareholders’ Meeting

In 2008, the Company convened five shareholders’ general meetings, including the Annual General Meeting (“AGM”) for 2007 and four Extraordinary General Meetings (“EGM”). The AGM held on 30 May 2008 reviewed and approved the financial statements for the year ended 2007, Report of the Independent International Auditor, proposal for annual profit distribution and final dividends, authorization to the Board for the formulation of a budget for 2008, appointment and remuneration of auditors, and authorisation to the Board to issue bonds.

The first EGM held on 25 February 2008 approved the mergers with the 20 wholly-owned provincial subsidiaries by way of absorption, including its Shanghai Telecom Company Limited. The second EGM held on 30 May 2008 approved the Company’s merger with Beijing Telecom, which it acquired earlier, by way of absorption and the revision of the Articles of Association. The third EGM held on 5 September 2008 elected the members of the Board of Directors and Supervisory Committee, and approved the authorisation to the Board to issue bonds. The fourth EGM held on 16 September 2008 approved the CDMA network capacity lease agreement, the renewal of continuing connected transactions and the revision of the Articles of Association.

At each of the shareholders’ general meetings, a separate shareholders’ resolution was proposed in respect to each independent item, and details of the voting procedures and the right of voting by poll at the demand of shareholders were recorded in the circulars to shareholders in accordance with the Articles of Association and the governing listing rules. These circulars to shareholders also provided details about the resolutions. Voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the shareholders general meetings and the communication between directors and shareholders. The directors provided detailed and complete answers to the questions raised by shareholders at the shareholders’ general meetings. Since the Company’s listing in 2002, all resolutions tabled at the Company’s shareholders general meetings were already conducted via voting by poll, which were much earlier than the newly revised Listing Rules adopted by The Stock Exchange of Hong Kong Limited on 1 January 2009, that make it mandatory for all resolutions in the shareholders general meetings be conducted via voting by poll.

Board of Directors

Following the expiration of the term of office for the Second Session of the Board of Directors on 9 September 2008, Mr. Leng Rongquan, Mr. Li Ping, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent and Mr. Shi Wanpeng resigned from their positions as Directors of the Company. The remaining directors of the Second Session of the Board of Directors continued to serve their duties for the Third Session of the Board after election at the EGM held on 5 September 2008. On the same day, Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Wu Jichuan, Mr. Qin Xiao and Madam Cha May Lung, Laura were elected at the EGM as directors of the Third Session of the Board of Directors, effective from 9 September 2008.

The current Board of Directors comprises 14 directors with eight executive directors, one non-executive director, and five independent non-executive directors. The period of office lasts for three years, starting from 9 September 2008 until the day of the Company’s Annual General Meeting in 2011.

The number of independent non-executive directors constitute more than one-third of the Board members. Mr. Tse Hau Yin, Aloysius, Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The Audit Committee, Remuneration Committee and Nomination Committee under the Board, all comprise solely independent non-executive directors, ensuring that the committees are able to make independent judgments effectively.

The Company strictly complies with the Code on Corporate Governance Practices of the Listing Rules and rigorously regulates the operating procedures of the Board and the committees under it, and ensures that the procedures of Board meetings are in compliance in terms of organisation, regulations and personnel. The Board is responsible for the effective supervision of the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial position, the operating results and cash flows of the Company for each period. In preparing the financial statements for the year ended 31 December 2008, the directors selected appropriate accounting policies and made prudent, fair and reasonable judgments and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company provide that the Board is accountable to the shareholders’ meetings, and its duties include the execution of resolutions, formulation of major decisions for operations, financial proposals and policies, the Company’s management system, and the appointments of managers and other senior management personnel of the Company. The Articles of Association clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the resolutions of the Board, developing the annual operation plans and investment proposals of the Company, set-up of the Company’s internal administrative organisations and sub-organisations, and performs other duties as authorised by the Articles of Association and the Board. In order to maintain a highly efficient operation, as well as flexibility and swiftness in operational decision-making, the Board, when necessary, may delegate its managing and administrative powers to the management, and provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the overall capabilities of the Board in exercising its powers.

All members of the Board of Directors/Committee will be informed of the meeting schedule for the Board of Directors/Committee for the year at the beginning of each year. In addition, all Directors will receive notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with the procedures, related rules and regulations while all directors can make inquiries to the Company Secretary for details. In addition, the Company reminds directors of their functions and responsibilities regularly. Through regular Board meetings, all directors are able to understand the operation, business and development of the Company. The Company also provides all newly appointed directors with updated information of industry development through arranging induction activities.

Attendance rates of individual directors (including attendance with written proxies) at Board meetings in 2008

Number of Directors		14

Directors	Meetings for The Second Session of the Board (2008)	Attendance Rates
Executive Directors
Wang Xiaochu (Chairman)	5/5	100%
Leng Rongquan	5/5	100%
Wu Andi	5/5	100%
Zhang Jiping	5/5	100%
Zhang Chenshuang	5/5	100%
Li Ping	5/5	100%
Yang Jie	5/5	100%
Sun Kangmin	5/5	100%

Independent Non-executive Directors
Zhang Youcai	5/5	100%
Lo Hong Sui, Vincent	5/5	100%
Shi Wanpeng	5/5	100%
Xu Erming	5/5	100%
Tse Hau Yin, Aloysius	5/5	100%

Non-Executive Director
Li Jinming	5/5	100%

Directors	Meetings for The Third Session of the Board (2008)	Attendance Rates
Executive Directors
Wang Xiaochu (Chairman)	1/1	100%
Shang Bing	1/1	100%
Wu Andi	1/1	100%
Zhang Jiping	1/1	100%
Zhang Chenshuang	1/1	100%
Yang Xiaowei	1/1	100%
Yang Jie	1/1	100%
Sun Kangmin	1/1	100%

Independent Non-executive Directors
Wu Jichuan	1/1	100%
Qin Xiao	1/1	100%
Tse Hau Yin, Aloysius	1/1	100%
Cha May Lung, Laura	1/1	100%
Xu Erming	1/1	100%

Non-Executive Director
Li Jinming	1/1	100%

In 2008, the Board of Directors played a significant role in the Company’s operations, budgeting, decision-making, supervision, internal control, organizational restructuring and corporate governance. In 2008, the Board and the committees under it convened 15 meetings, including two independent board member meetings. At these meetings, the Board reviewed matters including the Company’s annual and interim financial statements, acquisition of the CDMA business, approval of the CDMA network capacity leasing agreement, annual operational, financial and investment budgets, acquisition of and merger by ways of absorption with Beijing Telecom, annual asset appraisals, internal control implementation and assessment report, proposal for annual profit distribution, appointment and remuneration of auditors, authorization to the Company for bond issue, revision of the Articles of Association, continuing connected transactions and the optimisation of the Company’s organisational structure.

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by the Directors. Based on the written confirmation from the directors, all of the Company’s directors have strictly complied with Appendix 10 Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules regarding the standard requirements for directors in conducting securities transactions. The Company has received annual independence confirmations from each of the independent non-executive directors, and considers them to be independent.

Audit Committee

The Audit Committee comprises four independent non-executive directors. The Charter for the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management system, as well as the work of the Company’s internal audit department. It is also responsible for the monitoring and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee will regularly reports on its work to the Board.

In 2008, pursuant to the requirements of the governing laws and regulations of the places of listing and the Articles of Association of the Audit Committee, and under the clear mandate of the Board, the Audit Committee fully assumed its responsibilities, improved its capacity in reviewing and processing proposals, and continuously optimised the depth and width of the review of proposals. The Audit Committee also proposed a number of practical and professional improvement recommendations based on the Company’s actual circumstances, in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2008, the Audit Committee convened four meetings, where it reviewed important matters related to the Company’s financial statements, assessment of the qualifications, independence and performance of the external auditors and their appointments, effectiveness of internal control, internal audit and connected transactions. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. Additionally, the Audit Committee reviewed internal control assessment and audit reports, reviewed the U.S. annual report, and communicated exclusively with the auditors.

Attendance rates of individual members of the Audit Committee in 2008 (including attendance with written proxies)

Second Session of the Audit Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2008)	Attendance Rates
Tse Hau Yin, Aloysius (Chairman of the Committee)	3/3	100%
Zhang Youcai	3/3	100%
Shi Wanpeng	3/3	100%
Xu Erming	3/3	100%

Third Session of the Audit Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2008)	Attendance Rates
Tse Hau Yin, Aloysius (Chairman of the Committee)	1/1	100%
Wu Jichuan	1/1	100%
Qin Xiao	1/1	100%
Xu Erming	1/1	100%

To ensure continued compliance with the newly revised Code on Corporate Governance Practices, the Charter of the Audit Committee was revised, specifying its monitoring role in association with financial reporting. Its role includes the responsibility to review the Company’s financial accounting and reporting capabilities, such as adequacy of human resources, staff qualifications and experience, staff training and the related budget.

Remuneration Committee

The Remuneration Committee comprises four independent non-executive directors. The Charter for the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s directors and senior management personnel, and to establish related remuneration procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, as well as giving recommendations to the Board in respect to the overall remuneration policy and structure for the Company’s directors and senior management personnel. Its responsibilities comply with the requirements of the Code on Corporate Governance Practices. The Remuneration Committee regularly reports on its work to the Board.

In 2008, the Remuneration Committee convened two meetings, where it reviewed the remuneration of executive directors, the proposal for stock appreciation rights, the Company’s performance appraisal and reward, and the proposal for the remuneration of the members of the Third Session of the Board of Directors.

Attendance rates of individual members of the Remuneration Committee in 2008 (including attendance with written proxies)

Second Session of the Remuneration Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2008)	Attendance Rates
Lo Hong Sui, Vincent (Chairman of the Committee)	1/1	100%
Shi Wanpeng	1/1	100%
Xu Erming	1/1	100%
Tse Hau Yin, Aloysius	1/1	100%

Third Session of the Remuneration Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2008)	Attendance Rates
Xu Erming (Chairman of the Committee)	1/1	100%
Wu Jichuan	1/1	100%
Qin Xiao	1/1	100%
Tse Hau Yin, Aloysius	1/1	100%

Nomination Committee

The Company’s Nomination Committee was formed by four independent non-executive directors. The Charter for the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members have no significant connection to the Company, and comply with the requirements related to independence. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures and succession plans for the appointment of directors, and further improve the composition of the Board. The principal duties of the Nomination Committee include: regularly reviewing the structure, number of members and composition of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; evaluating the independence of independent non-executive directors; advising the Board on matters regarding the appointment or re-appointment of directors and succession plans for the directors. The Nomination Committee is accountable to the Board and regularly reports on its work.

In 2008, the Nomination Committee has convened one meeting, where it advised the Board on candidates for the position of Directors for the Third Session of Board of Directors.

Attendance rates of individual members of the Nomination Committee in 2008 (including attendance with written proxies)

Second Session of the Nomination Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2008)	Attendance Rates
Shi Wanpeng (Chairman of the Committee)	1/1	100%
Zhang Youcai	1/1	100%
Xu Erming	1/1	100%
Tse Hau Yin, Aloysius	1/1	100%

Independent Director Committee

Pursuant to the Listing Rules, the Company’s Independent Director Committee convened two meetings, where it reviewed and approved the acquisition of Beijing Telecom, and the CDMA network capacity leasing agreement with the China Telecommunications Corporation, confirming that the connected transactions are in the interests of the Company as a whole and are fair and reasonable to the independent shareholders. The committee also submits recommendations on these matters to the independent shareholders.

Supervisory Committee

The Company established the Supervisory Committee in accordance with PRC Company Law. At present, the Supervisory Committee comprises five supervisors, of which there is an external independent supervisor and an employee representative supervisor. Following the expiration of the term of office for the Second Session of the Supervisory Committee on 9 September 2008, Madam Wang Haiyun resigned from her position as the supervisor. Three Supervisors of the Second Session of Supervisory Committee, Mr. Xiao Jinxue, Madam Zhu Lihao and Mr. Xu Cailiao, were re-elected as the supervisors of the Third Session of the Supervisory Committee at the Extraordinary General Meeting held on 5 September 2008. On the same day, Madam Han Fang was elected as the supervisor of the Third Session of the Supervisory Committee, effective from 9 September 2008. Mr. Ma Yuzhu was re-elected by the employees of the Company to act as the employee representative supervisor.

The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its directors, management and other senior management of the Company so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year.

Attendance rates of individual members of the Supervisory Committee in 2008

The Second Session of Supervisory Committee

Number of supervisors	5

Number of meetings in 2008	2

Supervisors	Number of Meetings	Attendance Rates
Xiao Jinxue (Chairman of the Committee)	2/2	100%
Zhu Lihao (Independent Supervisor)	2/2	100%
Ma Yuzhu (Employee Representative Supervisor)	2/2	100%
Xu Cailiao	2/2	100%
Wang Haiyun	2/2	100%

External Auditors

The international and domestic auditors of the Company are KPMG and KPMG Huazhen, respectively. In order to maintain their independence, the non-audit services provided by the external auditors have not contravened the requirements of the US Sarbanes- Oxley Act of 2002 and have obtained pre-approval from the Audit Committee.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2008 is as follows:

Service item	Fee
(RMB in millions)
Audit services	80.00
Non-audit services (Due diligence of the CDMA business acquisition, Internal Control Advisory Service, etc)	46.71

The Audit Committee and the Board have agreed to the re-appointment of KPMG and KPMG Huazhen, respectively, as the international and domestic auditors of the Company for the year ending 31 December 2009, and the proposal will be submitted for approval at the 2008 Annual General Meeting.

Internal Control

Internal control system

The Board is aware of its responsibility to ensure a solid, complete and effective internal control system of the Company and to monitor the effective implementation of such system, in order to protect shareholders’ investment and the Company’s assets, whilst enhancing operation efficiency and effectiveness, and improving corporate governance, risk assessment, risk management and internal control. In this way, the Company can achieve long-term development goals. The Company’s management is responsible for the establishment and implementation of the internal control system. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all businesses and transactions of the Company. To make the internal control system more effective, the Company has formulated a code of conduct for the senior management and employees in order to ensure their ethical value and competency. The Company has continued to improve its internal declaration system, which encourages anonymous reporting of situations where employees, especially directors and senior management personnel, breach the rules.

In August 2003, the Company appointed KPMG Huazhen to provide advisory services in relation to internal control. Over more than five years, the Company has formulated manuals, implementing rules and supporting regulations in relation to internal control and based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework. The Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.

Despite the fact that The Stock Exchange of Hong Kong Limited, since 1 January 2009, has removed the mandatory requirements associated with qualified accountants from its Listing Rules, the Company has continued to engage an internationally recognized accountant, who is highly experienced in auditing, company secretarial areas and advanced financial management of listed companies, to act as the Assistant Chief Financial Officer and Company Secretary of the Company, and as a Qualified Accountant, to assist in refining the internal control and financial reporting procedures.

In 2008, in response to industry restructuring, organisational restructuring, new trends in business and management, and the regulatory requirements of the Ministry of Finance, the Company has speeded up the renewal and improvement of its internal control systems. This has ensured effective internal control implementation under full services integrated operations. The Company also accelerated the establishment of a system of internal control support and management to enhance efficiency and quality. The Company has prepared training materials and carried out various trainings for internal control to improve the standard of its daily internal control management. Additionally, the Company has developed a professional internal control team through improvements in appraisal management and streamlining job responsibilities, forming a close-loop management mechanism for internal control and promoting the standardisation of the Company’s internal management.

To ensure the truthfulness, accuracy, completeness and timeliness of the Company’s information disclosure, the Company has formulated rules for its information disclosure management in order to improve management of the Company’s information disclosure. It primarily focuses on: the disclosure of important information such as share price sensitive data and annual and interim reports; standardising the Company’s internal collection, processing, summarisation and reporting of its important information; formulating procedures for the regular and irregular external disclosure of documents; and defining the responsibilities and behavior standards of related internal departments, branches, and subsidiaries of the Company in respect to information disclosure.

Comprehensive Risk Management

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in the United States and Hong Kong, the Company has formulated a five-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template and implemented a standardised risk management procedure so that risk management terminology was unified across all levels of the Company and the effectiveness of risk management was improved.

Pursuant to the requirement of provision C2 of the Code on Corporate Governance Practices of The Stock Exchange of Hong Kong Limited, in 2008, the Company coordinated different business departments, provincial branches and local branches to incorporate comprehensive risk management into its daily operation. The Company has implemented risk categorisation and centralised risk management, with resources concentrated on the prevention of three major risks, including restructuring risk, wireline business operation risk, and labor employment risk.

In 2008, the Company experienced major risk events including the serious snowstorms, earthquakes, the global financial crisis and industrial restructuring. The Company carried out its risk management actively and effectively. In accordance with its risk management plan, the Company took tailored measures, in particular fully organising and mobilising all efforts and undertaking its emergency response mechanism, thus controlling and reducing loss. As a result, the impact and damage from these risks to the Company were brought under control, ensuring continued progress of the Company’s strategic transformation and full services integrated operations, and protecting the overall interests of the Company and its shareholders to the most extent.

Annual Internal Control Evaluation

The Company has been continuously improving its internal control system. In order to meet the governing regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risks, the Company’s internal audit department is responsible for coordinating the supervision and assessment of internal control.

The Company has adopted the COSO Internal Control Framework as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control and of the independent assessment conducted by the internal audit department. In order to judge the nature of deficiencies in internal control and analyse the effectiveness of the internal control system, the Company adopts the following four major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control. The Company then rectifies any deficiencies found after the assessment. By formulating “Interim Measures for the Internal Control Assessment of Listed Companies”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance.

In 2008, the Company’s internal audit department initiated and coordinated the assessment of internal control in all areas of the Company, reported the outcome to the Audit Committee in a timely manner and executed the opinions and recommendations set out by the Audit Committee. The internal audit department focused on risk control and worked together with the external auditors to formulate and execute different assessment plans with respect to different control areas.

The internal assessment of internal control of the Company is divided into two parts, (1) self-assessment, which is conducted by the persons responsible for internal control, (2) independent assessment, which is conducted by internal audit departments to evaluate the internal control system. Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points at the corporate level and control points corresponding to major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2008, based on its past experiences and adhering to the principle of optimising assessment procedures and facilitating operations, the Company explored and further improved the ways and measures of self-assessment. In order to achieve this, the Company (1) optimised the organisation of self-assessment, based on the assessment undertaken in the fiscal year 2008, by increasing self-assessment work on specific areas and managing specified risks in a timely manner, (2) carried out annual self-assessment in a flexible and efficient manner, (3) carried out self-assessment by combining operation and management. As a result, the Company succeeded in further improving the risk responses and depth of risk management whilst identifying and solving problems in a timely manner, improving both quality and efficiency.

In 2008, the Company actively investigated and proposed key issues as major risks for independent assessment that needed to be investigated deeply and thoroughly, so as to clearly identify and solve problems. The Company combined effectively its internal control manuals with regulations. Instead of merely examining each procedure separately by referring mechanically to the internal control manuals, the Company referred to the relevant managing procedures and standard from the regulations. To ensure that the nature of risks and problems were identified and captured, the Company’s assessment had to be based on a complete internal control system. In addition, the Company proposed to integrate independent assessment and daily audit projects effectively, aiming to improve the guidance of effectiveness of the overall audits. In this way, all units of the Company could enhance the quality and efficiency of their independent assessment. In accordance with the ideology and arrangement of assessment for the Company, all provincial branches launched a proactive independent assessment within each province. When problems of internal control were identified after the assessment, the provincial branches proposed recommendations and oversaw the process to rectify the problems. As a result, the independent assessment effectiveness of each provincial branch was improved. The Company guided all provincial branches to launch these independent assessments, whilst launching independent assessments of some provincial branches by incorporating a number of factors into consideration, such as extraordinary risks of internal control, proportion of assets and revenue, and the frequency of assessment made by external auditors. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit made by the external auditors. The Company also highlighted the participation of professional departments whilst exploring the establishment of an internal control mechanism with long-term efficiency. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial companies launched rectification on any deficiencies identified from the assessment (including the assessment by external auditors) in a positive manner.

The Company organised internal control assessment during which the internal control assessment team and other relevant departments closely coordinated with the external auditors. The external auditors performed audits on the key processes and control points in relation to major accounting items. The Company maintained regular communication with the external auditors and rectified deficiencies in a timely manner and successfully passed the year-end audit undertaken by the external auditors.

Through unified self-assessment, independent assessment as well as supplementary assessment and the independent assessment of all provincial branches, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of internal control. The Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2008, which covered its controls on financial reporting, operations and compliance, as well as its risk management functions. The Board is of the view that the Company’s internal control system is solid, complete and effective.

Investor Relations and Transparent Information Disclosure Mechanism

The Company establishes departments for investor relations management that are responsible for maintaining proactive communications with shareholders, investors and other capital market participants and providing them, in a timely manner, with the necessary information, data and services so as to allow them to fully understand the operations and development of the Company.

With an aim of strengthening communications with the capital market, and enhancing the transparency of information disclosure, the Company made quarterly disclosures of revenues, EBITDA, net profit and some major operating indicators, and monthly announcements on the number of local wireline access lines in service and broadband service subscribers. Since the Company began its mobile business operations in October 2008, the Company also made monthly disclosures of the number of mobile services subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2008, the Company has participated in many investment conferences hosted by a number of major international investment banks in order to maintain active communication with institutional investors.

In 2008, the Company attended the following investment conferences hosted by major international investment banks:

Date	Name of Conference
January 2008	Deutsche Bank Access China Conference 2008
January 2008	UBS Greater China Conference 2008
March 2008	Credit Suisse Asian Investment Conference 2008
March 2008	Merrill Lynch Asia Telecom Tour 2008
April 2008	JP Morgan China Conference 2008
May 2008	CLSA China Forum 2008
June 2008	CICC Investment Conference
June 2008	Nomura Asian Telecom Days
July 2008	Nomura Asia Equity Forum 2008
September 2008	Citigroup Telecom Day 2008
September 2008	Lehman Brothers Telecom Tour 2008
October 2008	Citigroup Greater China Investor Conference 2008
October 2008	CLSA China/Hong Kong Corporate Access Day 2008
October 2008	Merrill Lynch China Investment Summit 2008
November 2008	HKEx/Daiwa Investors Conference 2008
November 2008	Daiwa Investment Conference (Hong Kong) 2008
November 2008	Goldman Sachs China Investment Frontier Conference 2008
November 2008	Morgan Stanley Asia-Pacific Summit 2008

In recent years, the Company’s website has been continuously reformed and innovated. In accordance with the requirements of capital market and international best practices, the Company has further improved the functions, design, interactivity with investors and related information disclosure of the website in order to ensure its investor relations website not only function as the primary channel to distribute news and company information to investors and the capital market, but also play an important role in the valuation of the listed company and the compliance with rules on information disclosure, thus achieving excellent interactive communication with investors and shareholders. The Company has also taken the initiative in issuing surveys to shareholders in order to seek their suggestions in relation to the improvement of the annual report. Based on the suggestions received, the Company has improved its methods of preparing and distributing the annual reports to better achieve environment protection and cost saving.

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. These rules require that at least one third of the Board of Directors of a listed company in Hong Kong be independent directors. The Board of the Company comprises of 14 directors, of which five are independent directors, making the number of independent directors exceed one third of the total number of directors on the Board, in compliance with the number set out as a recommended best practice in the Code on Corporate Governance Practices of the Listing Rules. These independent directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard is different from the requirements in Section 303A.02 of The Listed Company Manual of NYSE.

Pursuant to the requirements of the Listed Company Manual of NYSE, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the Code on Corporate Governance Practices of The Stock Exchange of Hong Kong Limited for the accounting year ended 31 December 2008.

Human Resources Development Report

Summary

In 2008, the Company’s human resources centered around the strategy of “Customer-focused Innovative Information”. Through the effective removal of the obstacles that restrain corporate development and the pro-activeness of employees, the role of the Company’s human resources management system is reinforced in promoting the goal of “people-based and promotion of strategic transformation” and “control of employee numbers, adjustment of structure, enhancement of efficiency and improvement of energy”, ensuring the function of human resources management in supporting corporate transformation and full services integrated operations. The Company focuses on the demand of different types of customers and provides diversified, systematic package solutions for the management of job positions, the remuneration system, performance management, as well as the training and development of employees. Based on the opportunity brought about by the implementation of the “Labor Contract Law” and the “Regulation on the Implementation of the Labor Contract Law”, the Company continues to improve flexible recruitment and dismissal, actively exploring various models of employment, business outsourcing and external cooperation, while at the same time applying different human resources strategies for different job positions to support the strategic transformation and full services integrated operations. In addition, the Company further perfected the allocation model for labor costs to reinforce effective motivation under the remuneration appraisal mechanism, tilting resources towards high return services and transformation businesses, and towards key areas and business units. Focusing on key transformation business departments, the Company has pushed forward the strategic adjustment of its human resources system and carried out staffing in key job posts including sales and marketing, products development, wireless network planning, construction and maintenance, corporate information services as well as terminal management to meet the demand for human resources under full services integrated operations. Furthermore, the Company has smoothly transferred the employees from China Unicom in a well-prepared manner, achieving fruitful results and accomplishing its desired purpose.

Employees Distribution

At the end of 2008, the Company had a total of 314,541 employees. The employees’ distribution was as follows:

	No. of Employees	Percentage
Management, Finance and Administration	49,441	15.7%
Sales and Marketing	161,547	51.4%
Operation and Maintenance	101,956	32.4%
Research and Development	1,597	0.5%

Total	314,541	100%

Corporate-Employee Relationship

Communication between Management and Employees

The Company attaches great importance to the relationship between the management and its employees and has put ample efforts into building a harmonious enterprise. Through various methods such as interacting with the frontline staff and holding forums, the Company’s management reinforced its communication and information exchange with its employees, enabling their better understanding of the Company’s strategic transformation under full services integrated operations. For young employees, the Company continued to organise a series of “face-to-face” dialogues with the theme of “Remarkable 2008, Remarkable Telecom People”. Outstanding people who have contributed to the fight against blizzards to maintain telecommunication infrastructure, the rescue of victims during earthquakes, volunteering at the Olympic Games, and full services integrated operations in 2008 have been invited to share their experience with young employees to foster their belief in “sharing a common goal” with the Company.

The Company has set up a mechanism for employees to express their ideas and appeals, including using the Internet and regular face-to-face meetings as platforms to enhance two-way communications between the Company and its employees. The Company has also carried out an employees’ satisfaction survey to gain a better understanding of the employees’ views and suggestions. A timely analysis and action will be conducted to improve the unsatisfactory areas. The mechanism serves as a rational channel for employees to provide constructive recommendations for the Company.

Role and Duties of Labor Unions

Insisting on the principle of “promoting corporate and employee development” and the management concept of “concentrating on key areas, serving the overall situation, highlighting employee rights, and focusing on participation”, the labor unions play an irreplaceable role in the Company’s business management, corporate reforms and full services integrated operations. In promoting corporate development, the labor unions have organised job-skill contests, carried out technological innovation and collected rational recommendations from employees in order to achieve successful results. In promoting employee development, the labor unions provided job training, job-skill competitions and activities to establish a “learning team” to enhance employees’ business skills and assist them in adapting to the requirements of full services integrated operations. The labor unions also participated in the decision-making process related to employees’ benefits and establish rules to cultivate harmonious and stable labor relations. Furthermore, the labor unions cared about the work and personal life of employees, assisting them in solving their daily life problems to build a mutually beneficial platform for the realisation of simultaneous growth for the Company and its employees.

Coordination and Communication between the Company and the Labor Unions

The Company has reinforced the coordination and communication with the labor unions in 2008. In order to develop full services integrated operations and mobile services, the Company has coordinated with the Work Skill Contest Committee to carry out a total of 150 competitions for employees. As part of the successful implementation of the labor laws and regulations such as the “Labor Contract Law” and the “Labor Dispute Mediation Arbitration Law”, the labor unions have strengthened their participation in the Company’s human resources management and coordination of labor relations to meet the requirements of establishing “a new model of corporate-employee relationship which is standardised, fair, reasonable, mutually beneficial, harmonious and stable”. They have also reinforced the coordination and communication with the Company in perfecting its employee management system, and improving the settlement of labor disputes through the assistance of the Labor Dispute Mediation Committee. Furthermore, in order to have a sound and fair system on the “Collective Contract”, the labor unions have strengthened coordination between the Company and its employees specifically in areas such as employees’ leave and holidays, learning and training, performance appraisal, etc. In an attempt to standardise human resources management, the Group Company and the labor unions have jointly amended the “Interim Measures for Management of Employee Representative Meeting for on Provincial Companies” and “Measures for Management on Skill Contests” in order to set up a clear mechanism and specific responsibilities.

Caring about Employees

In times of earthquakes and blizzards, the companies at all levels and the labor unions were greatly concerned with the suffering of employees in the disaster-affected areas and had taken timely and effective measures to help these employees with supply of food, medicines, tents, clothes, etc. and also to make every effort to solve their daily life problems. The Company has also provided psychological rehabilitation services for the affected employees, appealed for other employees to actively participate in disaster relief work, with a donation by its employees of more than RMB80 million to disaster-affected areas.

The Company has set up a “Happy Birthday System” for employees, and vigorously carried out “Share Warmth” activities during the Chinese Lunar New Year and critical stages of the Company’s production and operations, as well as visiting and comforting employees in difficulties, the frontline staff and retired employees. In order to create a favorable working environment for its employees, the Company has promoted the construction of small canteens, small bathrooms, small washrooms, small activity rooms and small libraries for employees’ conveniences in remote areas with limited means. The Company has also pro-actively set up a mechanism to assist employees in need in improving their living standards. In conjunction with daily activities, the Company pro-actively carried out cultural and sports activities such as “Fitness day”, “Culture and Sports for Every Employee”, “Lifelong Investment in Health” to enrich spiritual and cultural lives of employees and to promote a healthy lifestyle.

Following the restructuring of the telecommunications industry, the Company was joined by a group of staff from China Unicom. The Company attaches great importance to team integration. The Company has strengthened its harmonious labor relations by creating a pleasant working environment and constructing a friendly work culture through the timely arrangement of “We are a family”, “Let’s embrace once again” activities. It is expected that these activities will unite employees and stimulate their passion and enthusiasm in work so as to contribute to the establishment of a harmonious enterprise.

Strengthening Human Resources

The Company has undertaken various measures to attract and retain talents. In order to meet the demand for human resources under strategic transformation and full services integrated operations, the Company has intensified the recruitment of experienced talents from society, with a focus on the development of strong teams for its IT, IP, information services, mobile and capital operations as well as recruitment of talents for overseas business operation. In 2008, the Company recruited more than 3,360 professionals in the areas of IT, IP and information services and more than 480 network optimisation personnel. The Company also continued to replenish and expand its overseas talent base to ensure qualified personnel for its full services integrated operations and the expansion of overseas markets.

The Company has always placed the strengthening of leadership at the core of talent cultivation under strategic transformation, and has pro-actively pushed forward advanced training for managers. In 2008, the Company organised one session of training for its general managers in provincial branches, one session of leadership development training and three sessions of training for general managers in local branches, continuing its effort in promoting customised training programs for managers at the local branch level and at the provincial branch level. A customised training program for the “Three Levels of Managers” (District, Branch district, and Workshop) was also launched.

The Company attaches great importance to upgrading the skills of its professional staff, systematically enhancing their job competency to prepare them for full services integrated operations. In 2008, the Company organised intensive trainings for its employees customised for its mobile businesses operations, CDMA business platform, network optimisation and maintenance as well as IT support. At the same time, the Company also organised a series of training sessions on practical operations and business process for frontline customer services personnel and IT technicians, as well as pro-actively arranging training on techniques and knowledge of the mobile business for employees.

In accordance with the corporate principle of “salaries based on performance, efficiency first and fairness ensured”, the Company has set up a mechanism that the growth of personnel cost and total amount of salaries correlated with corporate earnings’ growth for branch companies, and has continuously modified and adjusted it in practice. The Company implemented a strict performance management system, with KPI-based performance appraisal mechanisms for its employees. Each level of the assessment are implemented accordingly to ensure that each employee has his or her own specific performance indicators. The results of the performance appraisal are effectively applied to various areas including adjustments in job post-based salaries, performance salaries, promotions, training, redeployment and transfers. The integration of the performance appraisal with operating performance and capacity improvement program serves as an effective way to enhance the capacity and performance of employees. According to the corporate principle of being “objective, fair, democratic, open, and performance-oriented”, the Company carried out open recruitment and competitions for job vacancies, and built up job posts-centered management with flexible promotions and degradation and flexible recruitment and dismissal for the scientific and rational allocation of human resources.

Restructuring Enhanced the Competitiveness of Employees

In the second half of 2008, the Company acquired China Unicom’s CDMA mobile telecommunications business. About 30,000 staff from China Unicom joined the Company following the restructuring, strengthening the competitiveness of the Company’s employee base in the following aspects:

In respect of cultural integration, the redeployed employees based in southern part of China were able to adapt quickly to the main culture of the telecommunications industry due to their relative small scale. Comparatively more employees were redeployed in northern part of China. Due to the cultural convergence between North Telecom and China Unicom, which are both entrepreneurial and competitive, employees retain a strong sense of identity for themselves to integrate rapidly within a short period of time, focusing on corporate operations and development.

In respect of human resources management, the Company implemented a unified human resources management mechanism and ensured a stable and active employment team. This proves to be highly efficient in team building with satisfactory results for the smooth redeployment of staff from China Unicom.

The Company’s personnel structure has been optimised. There is a high proportion of technicians out of the redeployed employees. Based on the requirements of the organisational structure under full services integrated operations and in accordance with the corporate principle of “complementary advantages, rational allocation, effective and efficient human resources integration”, the Company has carried out the reasonable allocation of human resources. The Company specifically strengthened the large-scale training for its mobile operations, launching a planned redeployment of wireline employees to mobile services based on the need of the full services integrated operations, while at the same time carrying out large-scale recruitment of professionals for wireless network optimisation based on the corporate principle of “Quicker and Earlier Recruitment”. Through the above initiatives, the human resources structure of the full services integrated operations has been optimised, satisfying the need of full services integrated operations.

Protecting Employee Welfare

The Company strictly follows the laws and regulations stated in the “Labor Law of the People’s Republic of China” and the “Labor Contract Law of the People’s Republic of China” to standardise employment. The Company offers equal payment for equal work. The Company has no discriminative policies on employment such as gender discrimination. The Company does not employ child labor or forced labor.

In addition to striving to enhance value of our customers and shareholders, our people have deep care for society. Facing the rare disasters of snowstorm and earthquake, they fearlessly made emergency repairs to restore communications, supporting the emergency rescue works while our free emergency call services ensured all people in need in the affected areas could give a pacifying call to and get connected with their families. This well-demonstrates our "unwavering dedications" to the society.

Corporate Social Responsibility Report

As the main national integrated information services provider with a long history of development and extensive scope of business, the Company has always adhered to its core philosophy of “all-around innovation, pursuit of truth and pragmatism, human resources as a foundation and joint creation of values”, which provides returns to society, services to clients, caring for employees and returns to shareholders as its top priority. The Company insists on scientific development and dedicates itself to providing convenient, smooth and efficient integrated information services to the society. While maintaining these stable and solid operations, the Company remains responsible to all interested parties concerned in order to achieve harmony between corporate development, society and the environment.

Facing the general public’s increasing demand for widespread application of information technology, the Company has proposed a transformation strategy towards becoming an “integrated information services provider”. The Company, through the integration and innovation of services, has expanded the channels for its customers to obtain and exchange information, as well as enhance the efficiency of information applications. While helping promote the popularisation of information technology and improve living standards, this has allowed the Company to achieve sustainable and healthy development.

China Telecom and Society

Business operations with integrity and in compliance with legal regulations

The Company has been a model for the compliance of laws and regulations, social morality, business ethics and industry practices, making full tax payments in a timely manner. The Company also protects intellectual property rights, honors contract agreements and strictly abides by its commercial credit. Additionally, the Company opposes unfair competition and corruption in business activities. To understand and respond to public opinion through different channels, the Company strives to increase corporate transparency and establish an effective and standardised communication mechanism.

Assistance for Rural Development

The Company has made great efforts in developing communication in rural areas, improving their infrastructure, reducing and eliminating information barriers and effectively promoting a coordinated economic and social development between different regions, cities and townships. While meeting the basic requirements for voice communication services in rural areas, the Company is devoted to the continuous and overall enhancement of the standards of information technology in rural areas. Taking the lead in establishing the notion of “Broadband Goes to Every Township, Information Technology Goes to Every Villager’s Home”, the Company has been successful in building a platform and creating innovative programs for the informatisation of rural areas. Through the implementation of a model information facility project, “Serving Thousands of Townships and Villages”, the Company has been the pioneer in incorporating information technology into construction in rural areas, allowing the advancements of information technology to become practically beneficial to townships and villages. Capitalising on the service branches widely distributed in the townships and villages, the Company has introduced “E-farm” services, which integrates information resources that are related to construction in rural areas, such as technology, education and commerce, making use of voice, SMS, telephone, radio and broadband networks to build up a “Golden Bridge of Science and Technology” for the prosperity of rural areas. Responding proactively to the call from government, the Company has formed partnerships with other manufacturers in the industry chain, such as mobile terminals and computer manufacturers. Under the full support and active participation of the Company in the “Home Appliance Goes to Countryside” project, people in rural areas are able to enjoy improved living conditions, enhanced information technology and living standards and other substantial benefits. Despite the negative impacts brought by the global financial crisis, the Company has assisted with socialist rural development by actively boosting domestic demand.

Participation in Public Welfare Activities

With a strong sense of responsibility, the Company has actively taken the lead in assuming its duties as an excellent corporate citizen whilst accelerating its self-development and promoting applications for information technology. In this regard, the Company strongly supports public welfare activities and proactively participates in poverty alleviation projects and different public welfare activities in relation to education, culture and sports.

The Company actively participates in providing assistance to poverty regions. To offer poverty alleviation for Yanyuan and Muli counties in Sichuan Province, the Company deployed four poverty-alleviation teams for the building of three primary schools and one hospital, as well as establishing electronic administration web support, education web support and cultural activities centers in the two counties. In this way, the Company made a contribution to the improvement of local communication and public infrastructures as well as the enhancement of living standards for the people living in poorer areas. Since 2002, the Company has been providing special poverty assistance to Bianba county in Tibet. To promote economic development, social advancement and to raise the production and living standards of the local people, the Company has deployed three Tibet-supporting teams for the implementation of more than 30 construction projects. The Company’s contributions were greatly appreciated by both the local government and people.

In respect of the next generation and the growth of youths, the Company has assumed responsibility through its active contribution in providing information technology for education in the forms of the “Green Healthy Online Project” and the “Distance-Learning Educational System.” As a result, the Company received from the government the “Most Outstanding Contribution Award” in the Healthy Online Campaign. The “Chinavnet” services provide under-privileged students in remote mountainous areas with quality course materials and online guidance by high-grade teachers, so that the under-privileged students are not left behind.

To support the construction and to resolve the funding needs of the World Expo 2010 in Shanghai, the Company has been assisting in various ways, including offering direct sponsorship, co-operating with the exhibition organisation, providing integrated information services and participating in the construction of the Enterprise Pavilion. In addition, the Company has also helped elevate the level of informatisation through its information services to enable consumers to experience sense of technology and the future at the Expo. Ultimately, the Company will attain its mission and fulfill its responsibilities as the national main telecom operator by helping demonstrate to the world the achievements of China’s reforms and through the popularisation of information technology at the Expo.

Secured Emergency Communication

Over the years, the Company has undertaken the responsibility of securing safe and smooth national communications. The Company provides support for the successful holding of important political and social events, and has secured communication services for important festive holidays, the National People’s Congress of the People’s Republic of China and the Chinese People’s Political Consultative Conferences. In 2008, the Company successfully completed its important duties in providing secured communications for the New Year’s Day, the Spring Festival, the Beijing Olympics, and the launch and operation of the Shenzhou VII spacecraft.

The 2008 Beijing Olympics was an event highly anticipated by all Chinese people around the world. The Company paid great attention and devotion to ensuring the safety and secured communications for the event. To achieve this, the Company provided complete protection to communications by ensuring the security of infrastructure and the information network. The Company also put its utmost efforts in avoiding the destruction of communications facilities by including the security of communications facilities, such as infrastructure and other important areas, as well as network circuits into the agenda. To ensure information security on the Internet, the Company strengthened its management of malicious information on the Internet. In addition, the Company coordinated with other operators to ensure secured communications and quality services to major clients during the Olympics. The Company organised volunteer teams to provide attentive services to the Olympic Committee and people in all walks of life involved in the event, and therefore the Company’s work was greatly appreciated by all sectors in China.

The Company has established a safe, reliable and flexible mechanism for emergency protection, which provides reliable communication security in case of outbreaks of significant incidents. In the event of catastrophic damage, the Company strives to ensure smooth communications and restore communication services in disaster-stricken areas in a timely manner.

An earthquake measuring 8.0 on the Richter scale hit Wenchuan County of Sichuan Province at 2:28 p.m. on 12 May 2008, resulting in an enormous disaster for people’s lives and property. Disaster makes command while information gives life. In response to the severe situation, the Company understood the significance of maintaining efficient communications during the earthquakes relief effort. Mr. Wang Xiaochu, our Chairman, rushed to the disaster-stricken area at once to command the relief work on the frontline. Even though suffering from serious damages, the Company took the national interest first and devoted all its efforts and resources into restoring communications services. To provide strong support to the relief effort, the Company restored external communications to the disaster-stricken areas at the highest possible speed, thus becoming a pioneer in many aspects, including (1) setting up external emergency communications system for the Office of National Headquarter for Earthquake Resistance and Disaster Relief, (2) restoring external communications in Wenchuan, Beichuan and Qingchuan, (3) restoring basic communications in Li County and, (4) restoring communications in Pingwu, Maoxian and Xuankou.

The Company carried forward a spirit of “When one is in need, all render their help” so that the Company was not only restoring its own communication services, but also actively fulfilling its corporate social responsibility. The Company put its utmost efforts in guaranteeing the efficient communications for relief workers, the party, the government, the military, the financial sector, and electricity supply. The Company also helped its peer telecommunications operators restore communications services and divert communication traffic. The Company made outstanding contributions in the relief work. It installed free telephones within the disaster-stricken areas, set up hotlines for people to search for their families, and provided free services for the disaster-stricken people. The Company’s contributions were highly recognised and appreciated by the government and people from all walks of life.

While actively carrying out relief work, the Company organised donations of money and materials to the disaster-stricken areas from all branches and employees. China Telecom Group made a donation of RMB330 million in money and material supplies to the disaster-stricken areas, in which RMB83.92 million was from its employees. To devote the maximum amount of passion, care and help to the people affected, the Company made additional efforts, such as the opening up of a hotline for a TV programme specially for the relief and providing free communications services for relief activities. The Company also assisted proactively in the launch of post-disaster reconstruction of the earthquake-hit areas. Taking the urgent needs of the disaster-stricken areas and victims as its own, the Company donated actively to people in need with passion and provided timely and quality after-sales service for products together with a secured service quality. In this way, the Company helped the people in the disaster-stricken areas rebuild their homes and resume their production and lives. For its outstanding contributions to donation to Wenchuan areas as well as its products and secured service quality, the Company was the only telecom company honored with an award.

Receiving positive comments

The Company was awarded as the “Asia’s Best Managed Fixed Telecom Company” for two consecutive years by Euromoney, in the ranking of the Asia’s best managed companies. In accrediting Asia’s Best Companies 2008 by FinanceAsia, the Company was ranked at the top for the “Best Managed Company—China”. In addition, the Company’s 2007 Annual Report also won the gold award in the category of “Annual Reports: Telecommunications” at the “Galaxy 2008 Awards”.

China Telecom and Customers

Informatisation creates value for customers

As the major driver in promoting government informatisation, the Company actively boosted the office automation of the government, the “Three Golden Projects,” e-government and the establishment of electronic administration so that people can gain access to government information and services from different channels. To meet the informatisation development requirements of different industries, the Company proactively customises informatisation solutions to industries such as quality inspectors, police, customs, taxation and logistics. The Company also provides a global one-stop shopping service in line with international standards. With safe, quality, and effective expert-level telecommunications services, the Company assists enterprises in controlling information, grasping future trends and transform themselves into industry leaders.

The Company introduced two brands and services in relation to integrated information services, “BizNavigator” and “Best Tone”, which help a wide range of enterprises elevate their level of informatisation and improve their competitiveness and profitability. To enhance the level of information technology and application efficiency, the Company launched integrated services under the brand “e surfing”, including integrated office and corporate switchboard services, after receiving a mobile business license.

Provide Quality Networks Services for Customers

The Company has been continuously strengthening its information infrastructure to meet the infrastructure requirements for the informatisation of the national economy. To satisfy the ever-increasing demand for communication services, the Company has established a large-scale, safe and stable communication network and has fully utilised existing network and data resources. The network is also improved to match the business development of the Company and has been developed as a world-class telecommunications network with both broadband and narrowband, voice/data integration and harmonious wireline/wireless development. In this way, the Company has contributed to providing its customers with quality, efficient and safe communication services, improving the information infrastructure of the nation and establishing a smooth information network.

Innovative Technology Raises Service Standards

The Company strived to promote timely benefits and bring forward the fruits of technology improvement to customers. To achieve this, the Company has actively launched the business and product development of its four brands, “BizNavigator”, “One Home”, “e surfing” and “Best Tone”. The Company also launched research and development of solutions for integrated informatisation which are applicable to different industries, such as education, health care, public security, industry and commercial administration, and hotels. In addition, the Company has actively carried out major strategic technology research on third-generation mobile communication, broadband connection, artificial intelligence optical fiber network and Next Generation Internet, thus fully supporting the Company’s strategic transformation from a traditional basic network operator into a modern integrated information service provider.

By establishing a comprehensive business system with independent technology and collective innovation, the Company has been actively developing new products, new technology and new business models. With an aim to promote the formulation of new standards and regulations and the continuous evolution of communication technology, the Company has strengthened the construction of the platform for new technology and knowledge sharing and has actively applied for various patents.

Satisfactory Customer Service Protects Customers’ Interest

The Company has been planning and implementing its customer service as an important part of its whole corporate strategy. Inheriting the service principle of “Customer First, Service Foremost”, the corporate mission of “Let Customers Fully Enjoy New Life of Information Services”, and the operation philosophy of being a “Pursuant of Corporate Values and Customers’ Values to Sustain Mutual Growth”, the Company dedicates itself to serving customers sincerely and enriching the service content. During the Beijing Olympic Games, the Company proactively responded to the call from the Consumers Association to “Reinforce the social responsibility, and welcome the Olympics together”. To actively participate, support and protect the Olympic Games, the Company organised carefully activities for providing “Gold Medal Services for Olympics”. With its efforts recognised by customers and highly appreciated by the Consumer Association, the Company was honored as an “Outstanding Unit Realising the Promise for the Olympics”.

China Telecom and Environment

The Company has been actively using environmental-friendly materials and paying great attention to maintaining a healthy environment for humankind. Its telecommunications projects are constructed under the guidelines and measures of environmental protection. When purchasing its telecommunications equipment, the Company carefully selects optic fiber cables and transmission systems that are noiseless and free from electromagnetic radiation and pollutants. When carrying out field surveys on communication routes, the Company always tries to avoid mines, forests, grasslands, wild animal habitats, natural heritage sites, relic sites, natural reserves and famous scenic spots. When laying down fiber optic cables, the Company adopted directional drilling techniques which allow cables to pass directly through any obstacle without affecting the surrounding environment. During the snowstorm in the southern region in early 2008, the Company demanded all branches to efficiently collect and handle all abandoned batteries when fighting against the snowstorm to avoid potential environmental risks.

The Company has been establishing resource-conserving enterprises while striving to achieve energy-saving and emission reduction. To reduce costs, the Company enhanced the efficiency of capital and implemented actions to improve its efficiency while reducing its costs. It separately standardised the costs of different operating functions, including offices, marketing, maintenance, labor and investment. To build a strong atmosphere of “resource-conserving enterprise” in all levels of the Company, the Company uses energy-saving lamps throughout its production and offices, appropriately adjusts the temperature of telecommunications machine rooms and offices, and encourages the entire workforce to save paper and water.

In the future, in line with further strategic adjustment in economic structure and the continuous acceleration of the process of popularising information technology within national economic activities in China, the Company, through its strategic transformation, will actively engage in various mutual beneficial collaborations in the industry. This will result in a range of benefits, such as the combination and extension of the industry value chain, continuous expansion of areas for cooperation, improvement in operating efficiency in the whole industry and the creation and maintenance of a healthy and harmonious industrial environment, all of which will contribute to sustainable and healthy development of the industry and will help to achieve the Company’s goal of serving the national economy and promoting social development while seeking maximum return for its shareholders. The Company will sincerely provide returns to society and make its due contribution to the building of a more harmonious society.

208,000,000
ACCESS LINES
in Service

44,000,000
BROADBAND
Subscribers

28,000,000
MOBILE
Subscribers

1,500,000,000
INFORMATION SEARCH
& BOOKING SERVICES calls

The world's **LARGEST** WIRELINE
& BROADBAND **operator**

A promising future

2009

2010

2011

2012 2013

2014

2015

To be continued...

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2008 will be held at 11:00 am on 26 May 2009 in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following businesses:

Ordinary Resolutions

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2008 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2009;

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2008 be considered and approved;

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2009 be considered and approved, and the Board be authorised to fix the remuneration of the auditors;

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

Special Resolutions

4.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed granting of a general mandate to the board of directors of the Company to issue debentures:

(1)	THAT the granting of a general mandate to the board of directors of the Company to issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, medium term note, company bonds, corporate debts, convertible bonds, asset securitization products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year 2009 is held, with a maximum outstanding repayment amount of up to RMB90 billion;

(2)	THAT the board of directors of the Company or any two or more directors of the Company duly authorized by the board of directors, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorized to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rate and use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws)

and to the extent that any of the aforementioned acts and steps that have already been undertaken by the board of directors of the Company or the duly authorized directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of debentures:

(1)	THAT the Company’s issue of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company debentures will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company debentures will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds issued will be for the purpose of supplementing the general working capital of the Company.

(e)	Effective period: from the date on which the resolutions passed to the date on which the annual general meeting of the Company for the year 2009 is held.

(2)	THAT the board of directors of the Company (the “Board”) or any two or more directors of the Company duly authorized by the board of directors (the “Directors”) be and are hereby generally and unconditionally authorized to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate and specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant company bonds.

6.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 6:

“Relevant Period” means the period from the passing of special resolution 6 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

7.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 6, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC

9 April 2009

Notes:

(1)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4:30 p.m. on 24 April 2009 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2008, which is expected to be dispatched to shareholders around 9 April 2009.

(3)	In accordance with the relevant requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and for good corporate governance practice, the Chairman of the Board has indicated that he would direct that each the resolutions set out in the notice of the Meeting be voted on by poll.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(5)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 5 May 2009.

(6)	Closure of the register of members:

The register of members of the Company will be closed from 26 April 2009 to 26 May 2009 (both days inclusive).

(7)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(8)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100140

PRC

Contact person:	Yung Shun Loy, Jacky
Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728

Report of the Independent International Auditor

To the Shareholders of

China Telecom Corporation Limited

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) set out on pages 86 to 150, which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

24 March 2009

Consolidated Balance Sheet

At 31 December 2008

(Amounts in millions)

	Note	2008 RMB	2007 RMB (restated)
ASSETS
Non-current assets
Property, plant and equipment, net	3	299,159	329,292
Construction in progress	4	13,615	13,626
Lease prepayments		5,608	5,451
Goodwill	5	29,922	—
Intangible assets	6	14,235	2,814
Interests in associates	8	882	800
Investments	9	177	274
Deferred tax assets	10	14,628	9,281
Other assets	18	6,612	7,683

Total non-current assets		384,838	369,221

Current assets
Inventories	11	2,561	2,665
Accounts receivable, net	12	17,289	16,979
Prepayments and other current assets	13	7,386	2,817
Time deposits with original maturity over three months		397	222
Cash and cash equivalents	14	27,866	21,427

Total current assets		55,499	44,110

Total assets		440,337	413,331

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	83,448	67,767
Current portion of long-term debt	15	565	3,811
Accounts payable	16	34,458	29,013
Accrued expenses and other payables	17	53,628	30,670
Income tax payable		164	3,314
Current portion of finance lease obligations		22	24
Current portion of deferred revenues	18	4,505	5,646

Total current liabilities		176,790	140,245

Net current liabilities		(121,291)	(96,135)

Total assets less current liabilities		263,547	273,086

Non-current liabilities
Long-term debt	15	39,226	34,148
Finance lease obligations		18	5
Deferred revenues	18	6,939	9,840
Deferred tax liabilities	10	2,816	3,121

Total non-current liabilities		48,999	47,114

Total liabilities		225,789	187,359

The notes on pages 94 to 150 form part of these financial statements.

	Note	2008 RMB	2007 RMB (restated)
Equity
Share capital	19	80,932	80,932
Reserves	20	132,104	143,589

Total equity attributable to equity holders of the Company		213,036	224,521
Minority interests		1,512	1,451

Total equity		214,548	225,972

Total liabilities and equity		440,337	413,331

Approved and authorised for issue by the Board of Directors on 24 March 2009.

Wang Xiaochu	Shang Bing	Wu Andi
Chairman and	Executive Director,	Executive Director,
Chief Executive Officer	President and	Executive Vice President
	Chief Operating Officer	and Chief Financial Officer

The notes on pages 94 to 150 form part of these financial statements.

Balance Sheet

At 31 December 2008

(Amounts in millions)

	Note	2008 RMB	2007 RMB
ASSETS
Non-current assets
Property, plant and equipment, net	3	296,201	641
Construction in progress	4	13,525	202
Lease prepayments		5,600	11
Goodwill	5	29,877	—
Intangible assets	6	14,147	24
Investments in subsidiaries	7	8,435	178,642
Interests in associates	8	737	—
Investments	9	177	—
Deferred tax assets	10	14,520	—
Other assets	18	6,577	4

Total non-current assets		389,796	179,524
Current assets
Inventories	11	1,907	—
Accounts receivable, net	12	16,185	255
Prepayments and other current assets	13	7,426	69,337
Time deposits with original maturity over three months		113	—
Cash and cash equivalents	14	21,556	5,814

Total current assets		47,187	75,406

Total assets		436,983	254,930

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	15	83,443	10,000
Current portion of long-term debt	15	556	—
Accounts payable	16	33,108	110
Accrued expenses and other payables	17	54,140	15,937
Income tax payables		123	1,106
Current portion of finance lease obligations		22	—
Current portion of deferred revenues	18	4,502	—

Total current liabilities		175,894	27,153

Net current (liabilities)/assets		(128,707)	48,253

Total assets less current liabilities		261,089	227,777
Non-current liabilities
Long-term debt	15	39,226	30,150
Finance lease obligations		18	—
Deferred revenues	18	6,939	—
Deferred tax liabilities	10	2,802	—

Total non-current liabilities		48,985	30,150

Total liabilities		224,879	57,303

The notes on pages 94 to 150 form part of these financial statements.

	Note	2008 RMB	2007 RMB
Equity
Share capital	19	80,932	80,932
Reserves	20	131,172	116,695

Total equity		212,104	197,627

Total liabilities and equity		436,983	254,930

Approved and authorised for issue by the Board of Directors on 24 March 2009.

Wang Xiaochu	Shang Bing	Wu Andi
Chairman and	Executive Director,	Executive Director,
Chief Executive Officer	President and	Executive Vice President
	Chief Operating Officer	and Chief Financial Officer

The notes on pages 94 to 150 form part of these financial statements.

Consolidated Income Statement

For the year ended 31 December 2008

(Amounts in millions, except per share data)

	Note	2008 RMB	2007 RMB (restated)
Operating revenues	21	186,801	180,882

Operating expenses
Depreciation and amortisation		(53,880)	(52,607)
Network operations and support		(36,096)	(29,856)
Selling, general and administrative		(27,935)	(24,294)
Personnel expenses	22	(28,946)	(27,419)
Other operating expenses	23	(10,632)	(8,965)
Impairment loss on property, plant and equipment	3	(24,167)	—

Total operating expenses	24	(181,656)	(143,141)

Operating profit		5,145	37,741

Deficit on revaluation of property, plant and equipment	3	—	(2,755)

Net finance costs	25	(5,076)	(4,288)

Investment income		5	83

Share of profits of associates		112	215

Profit before taxation		186	30,996

Income tax	26	793	(6,704)

Profit for the year		979	24,292

Attributable to
Equity holders of the Company		884	24,195
Minority interests		95	97

Profit for the year		979	24,292

Basic earnings per share	31	0.01	0.30

Weighted average number of shares	31	80,932	80,932

The notes on pages 94 to 150 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2008

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Revaluation reserve RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Minority Interests RMB	Total equity RMB
Balance as at 1 January 2007, as previously reported		80,932	(2,804)	10,746	7,357	49,818	11,656	(479)	48,975	206,201	1,448	207,649
Adjusted for the Fourth Acquisition	1	—	—	—	—	—	3,148	—	—	3,148	—	3,148

Balance as at 1 January 2007, as restated		80,932	(2,804)	10,746	7,357	49,818	14,804	(479)	48,975	209,349	1,448	210,797
Gains and losses recognised directly in equity:
Effect of changes in tax rates	10	—	—	—	—	—	(1,577)	—	—	(1,577)	—	(1,577)
Surplus on revaluation of property, plant and equipment		—	—	—	4,809	—	—	—	—	4,809	—	4,809
Deferred tax on revaluation surplus	10	—	—	—	—	—	(1,136)	—	—	(1,136)	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14 million)		—	—	—	—	—	64	—	—	64	—	64
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(103)	—	(103)	—	(103)

		—	—	—	4,809	—	(2,649)	(103)	—	2,057	—	2,057
Profit for the year ended 31 December 2007, as restated		—	—	—	—	—	—	—	24,195	24,195	97	24,292

Total recognised income and expenses		—	—	—	4,809	—	(2,649)	(103)	24,195	26,252	97	26,349
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	31	—	(31)	—	—	—
Revaluation surplus realised		—	—	—	(194)	—	—	—	194	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(169)	—	169	—	—	—
Distribution to minority interests		—	—	—	—	—	—	—	—	—	(94)	(94)
Dividends	30	—	—	—	—	—	—	—	(6,741)	(6,741)	—	(6,741)
Appropriations	20	—	—	—	—	5,388	—	—	(5,388)	—	—	—
Distribution to China Telecom		—	—	—	—	—	(2,931)	—	—	(2,931)	—	(2,931)
Transfer from retained earnings to other reserves		—	—	—	—	—	649	—	(649)	—	—	—
Adjustment to statutory reserves		—	—	—	—	(2,839)	—	—	2,839	—	—	—
Consideration for the acquisition of the Third Acquired Group		—	—	—	—	—	(1,408)	—	—	(1,408)	—	(1,408)

Balance as at 31 December 2007, as restated		80,932	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	224,521	1,451	225,972
Gains and losses recognised directly in equity:
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB23 million)		—	—	—	—	—	(69)	—	—	(69)	—	(69)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(83)	—	(83)	—	(83)

		—	—	—	—	—	(69)	(83)	—	(152)	—	(152)

Profit for the year ended 31 December 2008		—	—	—	—	—	—	—	884	884	95	979

Total recognised income and expenses		—	—	—	—	—	(69)	(83)	884	732	95	827
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	127	—	(127)	—	—	—
Revaluation surplus realised		—	—	—	(562)	—	—	—	562	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(132)	—	132	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(34)	(34)
Dividends	30	—	—	—	—	—	—	—	(6,125)	(6,125)	—	(6,125)
Appropriations	20	—	—	—	—	—	—	—	—	—	—	—
Distribution to China Telecom		—	—	—	—	—	(535)	—	—	(535)	—	(535)
Adjustment to statutory reserves		—	—	—	—	3,718	—	—	(3,718)	—	—	—
Transfer from retained earnings to other reserves		—	—	—	—	—	425	—	(425)	—	—	—
Consideration for the acquisition of the Fourth Acquired Company	1	—	—	—	—	—	(5,557)	—	—	(5,557)	—	(5,557)

Balance as at 31 December 2008		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548

The notes on pages 94 to 150 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2008

(Amounts in millions)

	Note		2008 RMB	2007 RMB (restated)
Net cash from operating activities	(a	)	76,756	75,783

Cash flows from investing activities
Capital expenditure			(46,652)	(46,847)
Purchase of investments			(92)	(72)
Lease prepayments			(120)	(260)
Proceeds from disposal of property, plant and equipment			620	362
Proceeds from disposal of investments			111	42
Purchase of time deposits with maturity over three months			(397)	(222)
Maturity of time deposits with maturity over three months			222	379
Payment of purchase price for the acquisition of CDMA business, net of cash acquired	5		(29,511)	—

Net cash used in investing activities			(75,819)	(46,618)

Cash flows from financing activities
Principal element of finance lease payments			(24)	(48)
Proceeds from bank and other loans			109,235	84,990
Proceeds from issuance of medium-term notes			19,787	—
Repayments of bank and other loans			(96,650)	(105,037)
Repayment of loan in connection with the First Acquisition			(15,000)	—
Payment of purchase price for the Third Acquisition			—	(1,408)
Payment of purchase price for the Fourth Acquisition			(5,557)	—
Payment of dividends			(6,167)	(6,273)
Distribution to China Telecom			—	(2,931)
Net cash distributions to minority interests			(39)	(40)

Net cash generated from/(used in) financing activities			5,585	(30,747)

Net increase/(decrease) in cash and cash equivalents			6,522	(1,582)
Cash and cash equivalents at 1 January			21,427	23,113
Effect of changes in foreign exchange rate			(83)	(104)

Cash and cash equivalents at 31 December			27,866	21,427

The notes on pages 94 to 150 form part of these financial statements.

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2008 RMB	2007 RMB (restated)
Profit before taxation	186	30,996
Adjustments for:
Depreciation and amortisation	53,880	52,607
Impairment loss on property, plant and equipment	24,167	—
Deficit on revaluation of property, plant and equipment	—	2,755
Impairment losses for bad and doubtful debts	1,828	1,386
Investment income	(5)	(83)
Share of profits of associates	(112)	(215)
Interest income	(430)	(380)
Interest expense	5,336	4,772
Unrealised foreign exchange loss/(gains)	170	(104)
Loss on retirement and disposal of property, plant and equipment	2,550	1,697

Operating profit before changes in working capital, net of effect of acquisition	87,570	93,431
Increase in accounts receivable	(1,439)	(1,965)
Decrease in inventories	357	550
Increase in prepayments and other current assets	(1,155)	(205)
Decrease in other non-current assets	1,309	1,486
Increase/(decrease) in accounts payable	3,745	(3,010)
Increase in accrued expenses and other payables	3,000	2,803
Decrease in deferred revenues	(4,042)	(5,279)

Cash generated from operations	89,345	87,811
Interest received	440	402
Interest paid	(5,055)	(5,206)
Investment income received	21	66
Income tax paid	(7,995)	(7,290)

Net cash from operating activities	76,756	75,783

The notes on pages 94 to 150 form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2008

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region, Xinjiang Uygur Autonomous Region and Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). As described in Note 5, following the acquisition of Code Division Multiple Access (“CDMA”) mobile communication business in October 2008, the Group began to provide nation-wide mobile telecommunications and related services in the mainland of the PRC and the Macau Special Administrative Region of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions. The Group offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet and managed data, leased line, value added services, integrated information application services and other related services.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The

Ministry of Industry and Information Technology of the PRC (formerly known as “Ministry of Information Industry”, hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

Organisation

China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Group referred to as “China Telecom Group”) is a state-owned enterprise which is under the supervision and regulation of the Ministry of Industry and Information Technology of the PRC. In November 2001, pursuant to an industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to the former China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and the former China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

As part of the reorganisation (the “Restructuring”) of China Telecom, the Company was incorporated in the PRC on 10

September 2002. In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on

15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million (see Note 15).

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (CONTINUED)

Organisation (continued)

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on

9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from the issuance of new H shares in May 2004 (see Note 15).

Pursuant to an equity purchase agreement entered into by the Company with China Telecom on 15 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecom for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”). The purchase price was fully paid in July 2007.

Pursuant to an acquisition agreement entered into by the Company and China Telecom on 31 March 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecom for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”). The purchase price was fully paid in July 2008.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group and the Fourth Acquired

Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group and the Fourth Acquired Company are under common control of China Telecom, the Fourth Acquisition has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Fourth Acquired Company have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Fourth Acquisition have been restated to include the results of operations and assets and liabilities of the Fourth Acquired Company on a combined basis. The retained profits of the Fourth Acquired Company prior to 30 June 2008 of RMB535 million were distributed to China Telecom and have been reflected as a distribution to China Telecom in the consolidated statement of changes in equity for the year ended 31 December 2008. The consideration for the acquisition of the Fourth Acquired Company has been accounted for as an equity transaction in the consolidated statement of changes in equity.

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (CONTINUED)

Basis of presentation (continued)

The results of operations for the year ended 31 December 2007 and the financial position as at 31 December 2007 as previously reported by the Group and the combined amounts presented in the accompanying consolidated financial statements to reflect the acquisition of the Fourth Acquired Company are set out below:

	The Group (as previously reported) RMB millions	The Fourth Acquired Company RMB millions	The Group (as restated) RMB millions
Result of operations for the year ended 31 December 2007:
Operating revenues	178,656	2,226	180,882
Profit for the year	23,799	493	24,292

Financial position as at 31 December 2007:
Total assets	408,004	5,327	413,331
Total liabilities	185,632	1,727	187,359
Total equity	222,372	3,600	225,972

For the periods presented, all significant balances and transactions between the Group and the Fourth Acquired Company have been eliminated on combination.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February

2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited , Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions. The merger is accounted for as a distribution of profits from these subsidiaries to the Company and has no impact on the Group’s consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The accounting policies described below have been consistently applied by the Group, unless otherwise stated.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(m)).

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgement made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in Note 38.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after 1 January 2008 (see Note 39). The Group has elected to early adopt IFRS 8 “Operating Segments” for the year ended 31 December 2008 (see Note 2(z)).

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to minority interests is separately presented on the face of the consolidated income statement as an allocation of the profit or loss for the year between the minority interests and the equity holders of the Company. Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of consolidation (continued)

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the Group’s equity share of the post-acquisition results of the associate.

All significant intercompany balances and transactions and any unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)	Translation of foreign currencies

The functional and presentation currency of the Company and its subsidiaries in mainland PRC is Renminbi (“RMB”). The functional currency of CT (HK), CT Americas and CT Macau is Hong Kong dollars (HK$), US dollars (US$) and Macau Pataca (MOP) respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in the consolidated income statement. For the periods presented, no exchange differences were capitalised.

When preparing the Company’s consolidated financial statements, the results of operations of CT (HK), CT Americas and CT Macau are translated into Renminbi at average rate prevailing during the year. Balance sheet items of CT (HK) and CT Americas and CT Macau are translated into Renminbi at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in exchange reserve, a component of equity.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(o)) unless the effect of discounting would be immaterial, in which case they are stated at cost.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Materials and supplies are valued at cost using specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure, including the cost of repairs and maintenance which is substantially included in network operations and support expenses, is expensed as it is incurred.

Subsequent to the revaluation as described in Note 3, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the component of revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the consolidated income statement. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2008, the carrying amount of assets held under finance leases was RMB93 million (2007: RMB32 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the consolidated income statement on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Property, plant and equipment (continued)

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight- line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant, transmission and switching equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are initially carried at cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). The cost of an item comprises direct costs of construction, interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost of the Group’s interest in the net fair value of CDMA business’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(o)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business acquisition (Note 5).

The computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(o)). Amortisation of computer software is calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years.

The customer relationships acquired in the CDMA acquisition is recorded at the acquisition-date fair value and amortised on a straight-line basis over the expected customer relationship of 5 years.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments in subsidiaries

In the Company’s stand-alone balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

(m)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in equity is recognised in the consolidated income statement. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(o)).

(n)	Operating lease charges

Where the group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(o)	Impairment

(i)	Impairment of investments in equity securities and trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through profit and loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets, construction in progress, investments in subsidiaries and investments are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each year balance sheet date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in the consolidated income statement. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Impairment (continued)

(ii)	Impairment of long-lived assets (continued)

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income in the consolidated income statement. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. For the years presented, no reversal of impairment loss was recognised in the consolidated income statement. An impairment loss in respect of goodwill is not reversed.

(p)	Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (“DLD”) and international long distance (“ILD”) wireline and mobile telephony services which consist of (i) usage fees, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as caller ID services, short messaging services, information services and ring tone services. The Group recognises wireline and mobile telephony service revenue over the periods they are earned as follows:

(i)	Revenue derived from local, DLD and ILD usage are recognised as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The direct incremental costs associated with the installation of wireline services are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from value-added services are recognised when the services are provided to customers.

Other related telecommunications service revenue are recognised as follows:

(i)	Revenue from the provision of Internet and managed data services are recognised when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognised over the term of the lease.

(iv)	Revenue derived from integrated information application services are recognised when the services are provided to customers.

(v)	Sale of customer-end equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB13,210 million for the year ended 31 December 2008 (2007: RMB10,638 million).

(r)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings, calculated using the effective interest method, are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(s)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2008, research and development expense was RMB490 million (2007: RMB524 million).

(t)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognised as an expense in the consolidated income statement as incurred. Further information is set out in Note 36.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the consolidated income statement over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at each balance sheet date with the effect of changes in the fair value of the liability charged or credited to the consolidated income statement. Further details of the Group’s stock appreciation rights scheme are set out in Note 37.

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in the consolidated income statement over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Provisions and contingent liabilities (continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(x)	Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(y)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(z)	Segmental reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in telecommunication business. No geographical area information has been presented as such information is immaterial. The Group’s assets located and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

The Group:

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2007	74,510	525,293	19,299	619,102
Additions	199	725	628	1,552
Transferred from construction in progress	3,649	43,964	1,460	49,073
Disposals	(193)	(13,464)	(968)	(14,625)
Reclassification	(23)	230	(207)	—
Revaluations	3,739	19,405	(4)	23,140

Balance at 31 December 2007	81,881	576,153	20,208	678,242
Additions	100	1,014	871	1,985
Transferred from construction in progress	2,511	40,784	1,584	44,879
Acquisition of CDMA business	920	1,622	91	2,633
Disposals	(148)	(14,564)	(991)	(15,703)
Reclassification	—	174	(174)	—

Balance at 31 December 2008	85,264	605,183	21,589	712,036

Accumulated depreciation and impairment:
Balance at 1 January 2007	(16,867)	(260,867)	(10,931)	(288,665)
Depreciation charge for the year	(3,098)	(46,409)	(2,258)	(51,765)
Written back on disposal	78	11,585	903	12,566
Reclassification	(69)	59	10	—
Revaluations	(161)	(20,928)	3	(21,086)

Balance at 31 December 2007	(20,117)	(316,560)	(12,273)	(348,950)
Acquisition of CDMA business	—	(27)	(9)	(36)
Depreciation charge for the year	(3,436)	(46,661)	(2,160)	(52,257)
Provision for impairment	(36)	(24,131)	—	(24,167)
Written back on disposal	76	11,545	912	12,533
Reclassification	—	(99)	99	—

Balance at 31 December 2008	(23,513)	(375,933)	(13,431)	(412,877)

Net book value at 31 December 2008	61,751	229,250	8,158	299,159

Net book value at 31 December 2007	61,764	259,593	7,935	329,292

3.	PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

The Company:

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2007	—	406	122	528
Additions	—	2	4	6
Transferred from construction in progress	216	68	69	353
Disposals	—	(40)	(14)	(54)
Revaluations	—	32	(4)	28

Balance at 31 December 2007	216	468	177	861
Transferred from subsidiaries	80,852	570,381	19,506	670,739
Additions	93	954	755	1,802
Transferred from construction in progress	2,422	40,647	1,523	44,592
Acquisition of CDMA business	913	1,511	36	2,460
Disposals	(148)	(14,393)	(954)	(15,495)
Reclassification	—	177	(177)	—

Balance at 31 December 2008	84,348	599,745	20,866	704,959

Accumulated depreciation:
Balance at 1 January 2007	—	(85)	(72)	(157)
Depreciation charge for the year	(2)	(49)	(17)	(68)
Written back on disposal	—	25	13	38
Revaluations	—	(36)	3	(33)

Balance at 31 December 2007	(2)	(145)	(73)	(220)
Transferred from subsidiaries	(19,769)	(313,326)	(11,855)	(344,950)
Depreciation charge for the year	(3,409)	(46,320)	(2,090)	(51,819)
Provision for impairment	(36)	(24,131)	—	(24,167)
Written back on disposal	76	11,438	884	12,398
Reclassification	—	(83)	83	—

Balance at 31 December 2008	(23,140)	(372,567)	(13,051)	(408,758)

Net book value at 31 December 2008	61,208	227,178	7,815	296,201

Net book value at 31 December 2007	214	323	104	641

3.	PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Company on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense for the year ended 31 December 2007.

The following is a summary of the carrying value of the Group’s property, plant and equipment (excluding Beijing Telecom) before the revaluation and the revalued amounts of these assets as at 31 December 2007:

	Carrying value before the revaluation RMB millions	Revaluation surplus RMB millions	Revaluation deficit RMB millions	Revalued amounts RMB millions
Buildings and improvements	56,913	3,578	—	60,491
Telecommunications network plant and equipment	259,349	1,231	(2,754)	257,826
Furniture, fixture, motor vehicles and other equipment	7,807	—	(1)	7,806

	324,069	4,809	(2,755)	326,123

For the year ended 31 December 2007, no provision for impairment loss on property, plant and equipment was recognised. For the year ended 31 December 2008, an impairment loss on property, plant, and equipment of RMB24,167 million was recognised, which included an impairment loss on wireless access service (“PHS”) specific equipment of RMB23,954 million. The recoverable amounts of the PHS specific equipment were determined based on the asset held in use model that estimated the future cash flows and outflows to be derived from continuing use of the asset for three years and from its ultimate disposal and applying a discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The primary factor resulting in the impairment loss was due to lower revenue expected to be generated from this equipment following the acquisition of the CDMA business and operate with full services integrated operations.

In addition, as the Group anticipated that the period for continuing use of the PHS specific equipment will be reduced, the estimated useful lives of these assets will not extend beyond three years accordingly. The Group’s depreciation and amortisation expense is expected to be increased by approximately RMB500 million for each of the three years ended 31 December 2011.

4.	CONSTRUCTION IN PROGRESS

	The Group RMB millions	The Company RMB millions
Balance at 1 January 2007	19,564	249
Additions	43,135	306
Transferred to property, plant and equipment	(49,073)	(353)

Balance at 31 December 2007	13,626	202

Additions	46,328	46,024
Transferred from subsidiaries	—	13,338
Transferred to property, plant and equipment	(44,879)	(44,592)
Transferred to intangible assets	(1,460)	(1,447)

Balance at 31 December 2008	13,615	13,525

5.	GOODWILL

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,922	—	29,877	—

On 1 October, 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million. In addition, pursuant to the acquisition agreement, the Group assumed customer- related assets and liabilities of the CDMA business and will receive a net settlement amount of RMB3,471 million from China Unicom. The business combination was accounted for using the purchase method.

5.	GOODWILL (CONTINUED)

The fair value of the identifiable assets acquired and liabilities assumed on acquisition date and the purchase price allocation are as follows:

	Pre-acquisition carrying amounts RMB millions	Fair value adjustments RMB millions	Recognised values on acquisition RMB millions
Property, plant and equipment	2,892	(295)	2,597
Lease prepayments	181	—	181
Deferred tax assets	23	—	23
Intangible assets	15	11,286	11,301
Other non-current assets	208	30	238
Inventories	487	(234)	253
Accounts receivable	737	—	737
Prepayment and other current assets	16	—	16
Cash and cash equivalents	1,150	—	1,150
Accounts payable	(385)	—	(385)
Accrued expenses and other payables	(5,583)	—	(5,583)
Tax payable	(32)	—	(32)

Identifiable net assets acquired			10,496
Minority interest			(5)
Goodwill			29,922

Total cost of acquisition, including direct transaction cost of RMB84 million			40,413
Consideration payable			(13,223)
Settlement amount due from China Unicom in relation to the acquisition (reduction to the original purchase price)			3,471
Cash acquired			(1,150)

Net cash outflow			29,511

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunication business.

For purposes of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunication business. The recoverable amount of the Group’s telecommunication business is estimated based on the value in use model, which considers the Group’s financial budgets approved by management covering a five-year period and a pre-tax discount rate of 12%. Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information.

5.	GOODWILL (CONTINUED)

The operating revenues from CDMA mobile services for the period from 1 October 2008 to 31 December 2008 was RMB6,154 million. The amount of net income or loss of the acquired CDMA business since the acquisition date included in the consolidated income statement for the year ended 31 December 2008 and the amounts of operating revenues and net income or loss of the Group for the year ended 31 December 2008 as though the CDMA business was acquired as of 1 January 2008 have not been provided because the disclosure of such information was impracticable. The reason why such disclosure was considered impracticable was because no discrete and/or historical profit or loss or operating revenues information of the CDMA business for the relevant periods was available or existed to determine the disclosure amounts. The Group has made every reasonable effort to provide such information, however, after considering the number of significant adjustments and estimates that would be required to be made, the Group determine that, without any objective information, it was impossible to provide such information that is reliable and meaningful.

6.	INTANGIBLE ASSETS

The Group:

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions
Cost:
Balance at 1 January 2007	3,065	—	3,065
Additions	1,637	—	1,637
Disposals	(102)	—	(102)

Balance at 31 December 2007	4,600	—	4,600
Additions	148	—	148
Acquisition of CDMA business	63	11,238	11,301
Transferred from construction in progress	1,460	—	1,460

Disposals	(113)	—	(113)

Balance at 31 December 2008	6,158	11,238	17,396

Accumulated amortisation:
Balance at 1 January 2007	(1,142)	—	(1,142)
Amortisation charge for the year	(723)	—	(723)

Written back on disposal	79	—	79

Balance at 31 December 2007	(1,786)	—	(1,786)
Amortisation charge for the year	(917)	(562)	(1,479)
Provision for impairment	(5)	—	(5)
Written back on disposal	109	—	109

Balance at 31 December 2008	(2,599)	(562)	(3,161)

Net book value at 31 December 2008	3,559	10,676	14,235

Net book value at 31 December 2007	2,814	—	2,814

6.	INTANGIBLE ASSETS (CONTINUED)

The Company:

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions
Cost:
Balance at 1 January 2007	60	—	60
Additions	8	—	8

Balance at 31 December 2007	68	—	68

Transferred from subsidiaries	4,364	—	4,364
Additions	115	—	115
Transferred from construction in progress	1,447	—	1,447
Acquisition of CDMA business	51	11,238	11,289

Disposals	(104)	—	(104)

Balance at 31 December 2008	5,941	11,238	17,179

Accumulated amortisation:
Balance at 1 January 2007	(36)	—	(36)
Amortisation charge for the year	(8)	—	(8)

Balance at 31 December 2007	(44)	—	(44)
Transferred from subsidiaries	(1,628)	—	(1,628)
Amortisation charge for the year	(893)	(562)	(1,455)
Provision for impairment	(5)	—	(5)
Written back on disposal	100	—	100

Balance at 31 December 2008	(2,470)	(562)	(3,032)

Net book value at 31 December 2008	3,471	10,676	14,147

Net book value at 31 December 2007	24	—	24

7.	INVESTMENTS IN SUBSIDIARIES

	The Company
	2008 RMB millions	2007 RMB millions
Unquoted investments, at cost	8,435	178,642

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, certain of the Company’s subsidiaries were merged into the Company in an internal reorganisation. Details of the Company’s principal subsidiaries at 31 December 2008 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)
China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC		392

China Telecom (Hong Kong) International Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$	100,000

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$	23 million

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC		350

China Telecom (Macau) Company Limited (formerly known as ‘‘China Unicom (Macau) Company Limited’’)	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP	60 million

Tianyi Telecom Terminals Company Limited (formerly known as ‘‘Unicom Huasheng Telecommunications Technology Company Limited’’)	Limited Company	1 July 2005	PRC		500

Except for Tianyi Telecom Terminals Company Limited which is 99.5% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company.

8.	INTERESTS IN ASSOCIATES

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Unlisted equity investments, at cost	330	339	737	—
Share of post-acquisition changes in net assets	552	461	—	—

	882	800	737	—

The Group’s and the Company’s interests in associates are accounted for under the equity method and the cost method respectively, and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

9.	INVESTMENTS

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Available-for-sale equity securities	85	177	85	—
Other unlisted equity investments	92	97	92	—

	177	274	177	—

Unlisted equity investments mainly represent the Group’s and the Company’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

10.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables	726	559	—	—	726	559
Non-current
Property, plant and equipment	6,738	1,219	(1,982)	(2,222)	4,756	(1,003)
Deferred revenues and installation costs	1,424	1,631	(821)	(863)	603	768
Land use rights	5,740	5,872	—	—	5,740	5,872
Available-for-sale equity securities	—	—	(13)	(36)	(13)	(36)

Deferred tax assets/(liabilities)	14,628	9,281	(2,816)	(3,121)	11,812	6,160

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2007 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables		550	9	—	559
Non-current
Property, plant and equipment	(ii), (iii)	(965)	1,026	(1,064)	(1,003)
Deferred revenues and installation costs		1,032	(264)	—	768
Land use rights	(i)	7,690	(169)	(1,649)	5,872
Available-for-sale equity securities		(22)	—	(14)	(36)

Net deferred tax assets		8,285	602	(2,727)	6,160

			(Note 26)

10.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Note		Balance at 1 January 2008 RMB millions	Acquisition of CDMA business RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2008 RMB millions
Current
Provisions and impairment losses, primarily for receivables			559	23	144	—	726
Non-current
Property, plant and equipment			(1,003)	—	5,759	—	4,756
Deferred revenues and installation costs			768	—	(165)	—	603
Land use rights	(i	)	5,872	—	(132)	—	5,740
Available-for-sale equity securities			(36)	—	—	23	(13)

Net deferred tax assets			6,160	23	5,606	23	11,812

					(Note 26)

The Company:

	Assets		Liabilities		Net balance
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables	695	—	—	—	695	—
Non-current
Property, plant and equipment	6,702	—	(1,978)	—	4,724	—
Deferred revenues and installation costs	1,398	—	(811)	—	587	—
Land use rights	5,725	—	—	—	5,725	—
Available-for-sale equity securities	—	—	(13)	—	(13)	—

Deferred tax assets/(liabilities)	14,520	—	(2,802)	—	11,718	—

10.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

There was no movement in temporary differences for the year ended 31 December 2007. Movements in temporary differences for the year ended 31 December 2008 are as follows:

	Note	Balance at 1 January 2008 RMB millions	Transferred from subsidiaries RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2008 RMB millions
Current
Provisions and impairment losses, primarily for receivables		—	527	168	—	695
Non-current
Property, plant and equipment		—	(889)	5,613	—	4,724
Deferred revenues and installation costs		—	631	(44)	—	587
Land use rights	(i)	—	5,856	(131)	—	5,725
Available-for-sale equity securities		—	(36)	—	23	(13)

Net deferred tax assets	(iv)	—	6,089	5,606	23	11,718

The Group and the Company recognise a deferred tax asset only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are utilised, management believes that it is probable the Group and the Company will realise the benefits of these temporary differences.

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.

(ii)	As described in Note 3, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2007. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset of RMB646 million and a deferred tax liability of RMB1,136 million in respect of the revaluation deficit and surplus respectively were recognised.

(iii)	On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at preferential rates are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Company and certain of its mainland PRC subsidiaries which were previously taxed at 33% is reduced to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012 onwards, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after 31 December 2007 were adjusted to reflect the changes in tax rates. For deferred tax assets and liabilities which were previously credited or charged to consolidated income statement upon initial recognition, the overall effect of changes in tax rates amounting to RMB117 million was charged to the consolidated income statement for the year ended 31 December 2007. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of changes in tax rates amounting to RMB1,577 million was recognised in the consolidated statement of changes in equity for the year ended 31 December 2007.

(iv)	As described in Note 1, the assets and liabilities of provincial subsidiaries were transferred to the Company’s branches in the respective regions. As the tax bases of certain of these assets and liabilities were not conformed with the accounting bases after the merger, deferred tax assets of RMB9,198 million and deferred tax liabilities of RMB3,109 million in respect of these temporary differences were recognised in the Company’s balance sheet as at the effective date of transfer.

11.	INVENTORIES

Inventories represent:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Materials and supplies	1,067	1,451	1,043	—
Goods for resale	1,494	1,214	864	—

	2,561	2,665	1,907	—

12.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Accounts receivable
Third parties	17,923	16,796	16,907	157
Amounts due from subsidiaries	—	—	—	46
China Telecom Group	372	248	218	—
Other state-controlled telecommunications operators in the PRC	1,112	1,378	1,082	52

	19,407	18,422	18,207	255
Less: Allowance for impairment of doubtful debts	(2,118)	(1,443)	(2,022)	—

	17,289	16,979	16,185	255

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

12.	ACCOUNTS RECEIVABLE, NET (CONTINUED)

The following table summarises the changes in allowance for impairment of doubtful debts:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
At beginning of year	1,443	1,522	—	—
Transferred from subsidiaries	—	—	1,368	—
Acquisition of CDMA business	491	—	481	—
Allowance for impairment of doubtful debts	1,797	1,361	1,754	—
Accounts receivable written off	(1,613)	(1,440)	(1,581)	—

At end of year	2,118	1,443	2,022	—

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Current, within 1 month	11,282	11,016	11,125	—
1 to 3 months	2,170	2,408	2,132	—
4 to 12 months	1,514	1,009	1,504	—
More than 12 months	495	304	494	—

	15,461	14,737	15,255	—
Less: Allowance for impairment of doubtful debts	(2,009)	(1,313)	(1,998)	—

	13,452	13,424	13,257	—

Ageing analysis of accounts receivable from telecommunications operators and customers is as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Current, within 1 month	1,397	1,645	1,008	73
1 to 3 months	1,210	1,042	1,076	95
4 to 12 months	834	498	487	47
More than 12 months	505	500	381	40

	3,946	3,685	2,952	255
Less: Allowance for impairment of doubtful debts	(109)	(130)	(24)	—

	3,837	3,555	2,928	255

13.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

		The Group		The Company
	Note	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Amounts due from China Telecom Group		700	435	698	—
Amounts due from subsidiaries		—	—	344	69,239
Amounts due from other state-controlled telecommunications operators in the PRC		1,052	261	1,052	—
Amount due from China Unicom in relation to the acquisition of CDMA business	5	3,471	—	3,471	—
Prepayments in connection with construction work and equipment purchases		836	855	720	88
Prepaid expenses and deposits		720	708	649	—
Other receivables		607	558	492	10

		7,386	2,817	7,426	69,337

14.	CASH AND CASH EQUIVALENTS

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Cash at bank and in hand	21,916	17,002	17,546	2,090
Time deposits with original maturity within three months	5,950	4,425	4,010	3,724

	27,866	21,427	21,556	5,814

15.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Loans from state-controlled banks — unsecured	9,693	29,326	9,688	—
Short-term commercial paper — unsecured	9,979	—	9,979	—
Loans from China Telecom Group — unsecured	63,776	38,441	63,776	10,000

Total short-term debt	83,448	67,767	83,443	10,000

The weighted average interest rate of the Group’s and the Company’s total short-term debt as at 31 December 2008 was

5.1% (2007: 4.4%) and 5.1% (2007: 2.8%) respectively. As at 31 December 2008, the loans from state-controlled banks bear interest at rates ranging from 2.5% to 7.5% per annum and are repayable within one year; the commercial paper bears interest at a fixed rate of 4.72% per annum and repayable in August 2009; the loans from China Telecom Group bear interest at fixed rates ranging from 3.9% to 7.3% per annum and are repayable within one year.

15.	SHORT-TERM AND LONG-TERM DEBT (CONTINUED)

Long-term debt comprises:

		The Group		The Company
	Interest rates and final maturity	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Bank loans — unsecured
Renminbi denominated	Interest rates ranging from 4.53% to 7.05% per annum with maturities through 2020	1,533	4,113	1,524	—

US Dollars denominated	Interest rates ranging from 1.00% to 7.55% per annum with maturities through 2060	877	1,012	877	—

Japanese Yen denominated	Interest rates ranging from 2.30% to 3.50% per annum with maturities through 2040	1,690	1,768	1,690	—

Euro denominated	Interest rates ranging from 2.30% to 4.50% per annum with maturities through 2032	686	839	686	—

Other currencies denominated		43	71	43	—

		4,829	7,803	4,820	—

Other loans — unsecured Renminbi denominated		1	6	1	—

Medium-term notes — unsecured (Note (i))		19,811	—	19,811	—

Amount due to China Telecom —unsecured
In connection with the First Acquisition — Renminbi denominated (Note (ii))		—	15,000	—	15,000
In connection with the Second Acquisition — Renminbi denominated (Note (iii))		15,150	15,150	15,150	15,150

Total long-term debt		39,791	37,959	39,782	30,150

Less: current portion		(565)	(3,811)	(556)	—

Non-current portion		39,226	34,148	39,226	30,150

15.	SHORT-TERM AND LONG-TERM DEBT (CONTINUED)

Note:

(i)	On 22 April 2008, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.3% per annum and incurred issuing costs of RMB88 million. The medium-term note is unsecured and is repayable on 21 April 2011. On 23 October 2008, the Company issued five-year 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum and incurred issuing costs of RMB125 million. The medium-term note is unsecured and is repayable on 22 October 2013.
(ii)	Represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until 31 December 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount was repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty. In October 2008, the Company repaid the remaining balance of RMB15,000 million to China Telecom.
(iii)	Represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until 30 June 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

The aggregate maturities of the Group’s and the Company’s long-term debts subsequent to 31 December 2008 are as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Within 1 year	565	3,811	556	—
Between 1 to 2 years	1,676	699	1,676	—
Between 2 to 3 years	10,391	983	10,391	—
Between 3 to 4 years	190	190	190	—
Between 4 to 5 years	10,081	196	10,081	—
Thereafter	16,888	32,080	16,888	30,150

	39,791	37,959	39,782	30,150

The Group’s short-term and long-term debts do not contain any financial covenants. As at 31 December 2008, the Group and the Company had available credit facilities of RMB128,231 million (2007: RMB36,823 million) and RMB128,231 million

(2007: nil) respectively which it can draw upon.

16.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Third parties	27,698	23,364	25,271	92
China Telecom Group	6,387	5,514	6,358	18
Other state-controlled telecommunications operators in the PRC	373	135	372	—
Subsidiaries	—	—	1,107	—

	34,458	29,013	33,108	110

16.	ACCOUNTS PAYABLE (CONTINUED)

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Due within 1 month or on demand	7,530	5,329	6,939	22
Due after 1 month but within 3 months	10,289	8,185	9,786	11
Due after 3 months but within 6 months	6,807	6,381	6,990	7
Due after 6 months	9,832	9,118	9,393	70

	34,458	29,013	33,108	110

17.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

			The Group		The Company
	Note		2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Amounts due to China Telecom Group			1,448	947	1,237	88
Amounts due to subsidiaries			—	—	1,921	14,445
Amounts due to other state-controlled telecommunication operators in the PRC			102	219	102	75
Accrued expenses			15,452	14,292	14,953	754
Customer deposits and receipts in advance			23,060	14,744	22,412	107
Dividend payable			426	468	426	468
Purchase price payable to China Unicom for the acquisition of CDMA business	(i	)	13,140	—	13,089	—

			53,628	30,670	54,140	15,937

(i)	The amount is non-interest bearing and is repayable before 31 March 2009.

18.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Balance at beginning of year	15,486	20,766	—	—
Transferred from subsidiaries	—	—	15,486	—
Additions for the year
— installation fees	656	795	617	—
— calling cards	4,119	4,428	4,111	—

	4,775	5,223	4,728	—

Reduction for the year
— amortisation of connection fees	(2,022)	(3,294)	(2,022)	—
— amortisation of installation fees	(2,574)	(2,736)	(2,535)	—
— usage of calling cards	(4,221)	(4,473)	(4,216)	—

Balance at end of year	11,444	15,486	11,441	—

Representing:
— current portion	4,505	5,646	4,502	—
— non-current portion	6,939	9,840	6,939	—

	11,444	15,486	11,441	—

Included in other non-current assets are capitalised direct incremental costs associated with the installation of wireline services. As at 31 December 2008, the unamortised portion of these costs was RMB5,584 million (2007: RMB6,986 million).

19.	SHARE CAPITAL

	The Group and the Company
	2008 RMB millions	2007 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

20.	RESERVES

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Re- valuation reserve RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2007, as previously reported	(2,804)	10,746	7,357	49,818	11,656	(479)	48,975	125,269
Adjusted for the Fourth Acquisition	—	—	—	—	3,148	—	—	3,148

Balance as at 1 January 2007, as restated	(2,804)	10,746	7,357	49,818	14,804	(479)	48,975	128,417
Effect of changes in tax rates (Note 10)	—	—	—	—	(1,577)	—	—	(1,577)
Surplus on revaluation of property, plant and equipment	—	—	4,809	—	—	—	—	4,809
Deferred tax on revaluation surplus (Note 10)	—	—	—	—	(1,136)	—	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14 million)	—	—	—	—	64	—	—	64
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(103)	—	(103)
Profit for the year ended 31 December 2007, as restated	—	—	—	—	—	—	24,195	24,195
Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	31	—	(31)	—
Revaluation surplus realised	—	—	(194)	—	—	—	194	—
Deferred tax on land use rights realised	—	—	—	—	(169)	—	169	—
Dividends (Note 30)	—	—	—	—	—	—	(6,741)	(6,741)
Appropriations (Note (iii))	—	—	—	5,388	—	—	(5,388)	—
Distribution to China Telecom	—	—	—	—	(2,931)	—	—	(2,931)
Transfer from retained earnings to other reserves	—	—	—	—	649	—	(649)	—
Adjustment to statutory reserves (Note (iii))	—	—	—	(2,839)	—	—	2,839	—
Consideration for the acquisition of the Third Acquired Group	—	—	—	—	(1,408)	—	—	(1,408)

Balance as at 31 December 2007, as restated	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	143,589

Change in fair value of available-for-sale equity securities (net of deferred tax of RMB23 million)	—	—	—	—	(69)	—	—	(69)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(83)	—	(83)
Profit for the year ended 31 December 2008	—	—	—	—	—	—	884	884
Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	127	—	(127)	—
Revaluation surplus realised	—	—	(562)	—	—	—	562	—
Deferred tax on land use rights realised	—	—	—	—	(132)	—	132	—
Dividends (Note 30)	—	—	—	—	—	—	(6,125)	(6,125)
Appropriations (Note (iii))	—	—	—	—	—	—	—	—
Distribution to China Telecom	—	—	—	—	(535)	—	—	(535)
Adjustment to statutory reserves (Note (iv))	—	—	—	3,718	—	—	(3,718)	—
Transfer from retained earnings to other reserves	—	—	—	—	425	—	(425)	—
Consideration for the acquisition of the Fourth Acquired Company (Note 1)	—	—	—	—	(5,557)	—	—	(5,557)

Balance as at 31 December 2008	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	132,104

20.	RESERVES (CONTINUED)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2007	29,168	10,746	49,818	13,249	102,981
Profit for the year	—	—	—	20,455	20,455
Appropriations (Note (iii))	—	—	5,388	(5,388)	—
Adjustment to statutory reserves (Note (iii))	—	—	(2,839)	2,839	—
Dividends (Note 30)	—	—	—	(6,741)	(6,741)

Balance as at 31 December 2007	29,168	10,746	52,367	24,414	116,695
Profit for the year (Note (v))	—	—	—	20,602	20,602
Appropriations (Note (iii))	—	—	—	—	—
Adjustment to statutory reserves (Note (iv))	—	—	3,718	(3,718)	—
Dividends (Note 30)	—	—	—	(6,125)	(6,125)

Balance as at 31 December 2008	29,168	10,746	56,085	35,173	131,172

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired from China Telecom as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the balance of the deferred tax assets recognised due to the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 10(i) and the balance of the deferred tax liabilities recognised due to the revaluation of property, plant and equipment for financial reporting purposes (and not for tax purposes) as described in Note 10(ii).

(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2008, the Company does not transfer any amount to this reserve as it has net loss during the year determined in accordance with the PRC accounting rules and regulations. For the year ended 31 December 2007, the Company transferred RMB2,072 million, being 10% of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to this reserve.

On 1 January 2007, the Group adopted the PRC Accounting Standards for Business Enterprises issued by the PRC Ministry of Finance of the PRC on 15 February 2006, which resulted in the statutory surplus reserve being adjusted accordingly.

According to the Company’s Articles of Association, the Directors authorised, subject to shareholders’ approval, the Company does not transfer any amount to the discretionary surplus reserve for the year ended 31 December 2008. For the year ended 31 December 2007, the Company transfer RMB3,316 million, being 16% of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to the discretionary surplus reserve.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

20.	RESERVES (CONTINUED)

Note: (continued)

(iv)	Upon the merger of certain subsidiaries of the Company into the company in connection with an internal reorganisation, the subsidiaries’ non- distributable profits at the date of the internal reorganisation were transferred from retained earnings to statutory reserves of the Company as required by the Company’s Articles of Association.

(v)	Upon the internal reorganisation, certain subsidiaries of the Company were merged into the Company. Therefore, the Company’s profit for the year includes the difference between the net assets of these subsidiaries on the date of merger and the cost of investment in these subsidiaries, which amounted to RMB20,770 million.

(vi)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. At 31 December 2008, the amount of retained earnings available for distribution was RMB35,173 million (2007: RMB24,414 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,063 million in respect of the financial year 2008 proposed after the balance sheet date has not been recognised as a liability at the balance sheet date (Note 30).

21.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2008 RMB millions	2007 RMB millions
Wireline voice	(i)	96,331	111,625
Mobile voice	(ii)	3,972	—
Internet	(iii)	40,786	31,817
Value-added services	(iv)	16,274	13,208
Integrated information application services	(v)	10,853	6,573
Managed data and leased line	(vi)	10,231	9,183
Others	(vii)	6,332	5,182
Upfront connection fees	(viii)	2,022	3,294

		186,801	180,882

In the prior year financial statements, the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections, upfront installation fees, managed data and leased line revenue were separately disclosed in notes to the financial statements. The amounts of revenue from value-added services and integrated information application services were not separately disclosed in notes to the financial statements but were disclosed in aggregate under the caption of “value-added and integrated information application service revenue”.

In 2008, the Group changed its internal reporting system by aggregating the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees as “wireline voice revenue”, aggregating the amounts of managed data and leased line revenue as “managed data and leased line revenue” and by separating the amounts of revenue from value-added and integrated information application services as “value-added service revenue” and “integrated information application service revenue”.

The related comparative figures have been aggregated or separated to conform with the current year’s figures.

21.	OPERATING REVENUES (CONTINUED)

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of wireline, mobile and Internet value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, Internet data centre and IP-Virtual Private Network services.

(v)	Represent the aggregate amount of fees charged to customers for the provision of integrated information application services, which comprise primarily voice-based hotline, IPTV, video monitoring and system integration and consulting services.

(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunication networks and equipment.

(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of customer-end terminal equipment.

(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

22.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	The Group
	2008 RMB millions	2007 RMB millions
Network operations and support	19,162	17,440
Selling, general and administrative	9,784	9,979

	28,946	27,419

23.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		The Group
	Note	2008 RMB millions	2007 RMB millions
Interconnection charges	(i)	7,543	6,938
Cost of goods sold		3,009	1,931
Donations		42	54
Others		38	42

		10,632	8,965

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline telecommunications networks.

24.	TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2008 include auditor’s remuneration in relation to audit and non- audit services are RMB80 million and RMB47 million respectively (2007: RMB58 million and Nil).

25.	NET FINANCE COSTS

Net finance costs comprise:

	The Group
	2008 RMB millions	2007 RMB millions
Interest expense incurred	5,753	5,227
Less: Interest expense capitalised*	(417)	(455)

Net interest expense	5,336	4,772
Interest income	(430)	(380)
Foreign exchange losses	371	44
Foreign exchange gains	(201)	(148)

	5,076	4,288

* Interest expense was capitalised in construction in progress at the following rates per annum	2.7%–7.1%	2.3%–6.7%

26.	INCOME TAX

Income tax in the consolidated income statement comprises:

	The Group
	2008 RMB millions	2007 RMB millions
Provision for PRC income tax	4,792	7,274
Provision for income tax in other tax jurisdictions	21	32
Deferred taxation (Note 10)	(5,606)	(602)

	(793)	6,704

A reconciliation of the expected tax with the actual tax expense is as follows:

		The Group
	Note	2008 RMB millions	2007 RMB millions
Profit before taxation		186	30,996

Expected income tax expense at statutory tax rate of 25% (2007: 33%)	(i)	47	10,229
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	248	(1,678)
Differential tax rate on other subsidiaries’ income	(ii)	(19)	(41)
Non-deductible expenses	(iii)	660	1,362
Non-taxable income	(iv)	(1,071)	(1,966)
Effect of changes in tax rates	10 (iii)	—	117
Tax credit for domestic equipment purchases and other tax benefits		(658)	(1,319)

Actual income tax (benefit)/expense		(793)	6,704

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 25% (2007: 33%) of the assessable income of the Company, its subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at a preferential rate of 15% or 18%.
(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong and Macau Special Administrative Regions of PRC, and in other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

27.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION

The following table sets out the remuneration received or receivable by the Company’s directors and supervisors:

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share- based payments RMB thousands	Total RMB thousands
2008

Executive directors
Wang Xiaochu	—	324	446	68	1,060	1,898
Leng Rongquan^	—	219	329	46	898	1,492
Shang Bing^	—	108	108	19	—	235
Wu Andi	—	276	379	58	398	1,111
Zhang Jiping	—	276	379	57	398	1,110
Zhang Chenshuang	—	276	319	58	—	653
Yang Jie	—	276	379	56	848	1,559
Sun Kangmin	—	276	379	57	848	1,560
Yang Xiaowei^	—	92	92	19	—	203
Li Ping^	—	207	310	43	398	958

Non-executive directors
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	441	—	—	—	—	441
Wu Jichuan^	50	—	—	—	—	50
Qin Xiao^	50	—	—	—	—	50
Cha May Lung^	59	—	—	—	—	59
Zhang Youcai^	100	—	—	—	—	100
Vincent Lo Hong Sui^	118	—	—	—	—	118
Shi Wanpeng^	100	—	—	—	—	100

Supervisors
Xiao Jinxue	—	159	339	52	332	882
Xu Cailiao	—	85	266	41	183	575
Ma Yuzhu	—	154	394	56	333	937
Wang Haiyun*	—	32	165	28	—	225
Han Fang*	—	28	44	14	—	86

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,143	2,788	4,328	672	5,696	14,627

^   Mr Leng Rongquan and Mr Li Ping retired as an executive director of the Company and Mr Zhang Youcai, Mr Vincent Lo Hong Sui and Mr Shi Wanpeng retired as independent non-executive directors of the Company on 9 September 2008. Mr Shang Bing and Mr Yang Xiaowei were appointed as the executive directors of the Company and Mr Wu Jichuan, Mr Qin Xiao and Ms Cha May Lung were appointed as independent non-executive directors of the Company on 9 September 2008.

*  Ms Wang Haiyun retired as a supervisor of the Company on 9 September 2008. Ms Han Fang was appointed as a supervisor of the Company on 9 September 2008.

27.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share- based payments RMB thousands	Total RMB thousands
2007

Executive directors
Wang Xiaochu	—	324	1,080	66	513	1,983
Leng Rongquan	—	292	972	60	410	1,734
Wu Andi	—	276	1,127	56	331	1,790
Zhang Jiping	—	276	1,127	55	331	1,789
Huang Wenlin*	—	161	1,013	33	1,962	3,169
Zhang Chenshuang*	—	115	115	—	—	230
Li Ping	—	276	1,127	56	331	1,790
Yang Jie	—	276	1,052	54	410	1,792
Sun Kangmin	—	276	1,052	55	410	1,793

Independent non-executive directors
Zhang Youcai	150	—	—	—	—	150
Vincent Lo Hong Sui	200	—	—	—	—	200
Shi Wanpeng	150	—	—	—	—	150
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	500	—	—	—	—	500

Supervisors
Xiao Jinxue^	—	91	202	30	276	599
Zhang Xiuqin^	—	15	147	—	—	162
Li Jian^	—	62	212	19	—	293
Xu Cailiao	—	116	230	38	152	536
Ma Yuzhu	—	184	349	52	249	834
Wang Haiyun^	—	50	56	20	—	126

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,225	2,790	9,861	594	5,375	19,845

*  Ms Huang Wenlin resigned as an executive director of the Company on 31 August 2007. Mr Zhang Chenshuang was appointed as an executive director of the Company on 31 August 2007.

^   Ms Zhang Xiuqin and Mr Li Jian resigned as supervisors in May 2007. Mr Xiao Jinxue and Ms Wang Haiyun were appointed as supervisors of the Company on 29 May 2007.

28.	INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group for the year ended 31 December 2008, one (2007: five) was director of the Company and whose remuneration was disclosed in Note 27.

The aggregate of the emoluments in respect of the other four (2007: nil) individuals are as follows:

	2008 RMB thousands	2007 RMB thousands
Salaries, allowances and benefits in kind	3,698	—
Discretionary bonuses	3,768	—
Retirement scheme contributions	122	—

	7,588	—

The emoluments of the four (2007: nil) individuals with the highest emoluments are within the following bands:

	2008 Number of individuals	2007 Number of individuals
RMB1,500,001–RMB2,000,000	2	—
RMB2,000,001–RMB2,500,000	2	—

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

29.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

For the year ended 31 December 2008, the consolidated profit attributable to equity holders of the Company includes a loss of RMB168 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2007, the consolidated profit attributable to equity holders of the Company includes a profit of RMB20,455 million which has been dealt with in the stand-alone financial statements of the Company.

30.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 24 March 2009, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,063 million for the year ended 31 December 2008 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2008.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2008, a final dividend of RMB 0.075747 (equivalent to HK$0.085) per share totalling RMB6,125 million in respect of the year ended 31 December 2007 was declared, of which RMB5,699 million and RMB426 million was paid on 16 June 2008 and 25 February 2009 respectively.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totalling RMB6,741 million in respect of the year ended 31 December 2006 was declared, of which RMB6,273 million and RMB468 million were paid on 15 June 2007 and 23 January 2008 respectively.

31.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2008 and 2007 is based on the profit attributable to equity holders of the Company of RMB884 million and RMB24,195 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

32.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. Other than the CDMA network lease arrangements as set out in Note 35(a), these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2008 and 2007, the Group’s and the Company’s future minimum lease payments under non-cancellable operating leases were as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Within 1 year	830	558	746	—
Between 1 to 2 years	595	372	561	—
Between 2 to 3 years	479	305	471	—
Between 3 to 4 years	380	233	380	—
Thereafter	808	580	808	—

Total minimum lease payments	3,092	2,048	2,966	—

Total rental expense in respect of operating leases charged to the consolidated income statement for the year ended 31 December 2008 was RMB3,645 million (2007: RMB1,832 million).

32.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Capital commitments

As at 31 December 2008 and 2007, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Authorised and contracted for
— property	629	730	629	53
— telecommunications network plant and equipment	3,283	2,945	3,282	62

	3,912	3,675	3,911	115

Authorised but not contracted for
— property	764	1,005	764	54
— telecommunications network plant and equipment	3,857	3,449	3,790	24

	4,621	4,454	4,554	78

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As at 31 December 2008 and 2007, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

As at 31 December 2008, the Company did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to subsidiaries. As at 31 December 2007, the Company’s undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to subsidiaries was RMB1,195 million.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

33.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair value

The estimated fair value amounts have been determined by management using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term debt and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.5% to 5.94% (2007: 1.5% to 7.047%). As at 31 December 2008 and 2007, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	2008		2007
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	39,791	38,871	37,959	35,037

The fair value of available-for-sale equity investment securities, which amounted to RMB85 million as at 31 December 2008 (2007: RMB177 million) was based on quoted market price on a PRC stock exchange. The Group’s long-term investments are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

33.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunication services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institution in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy for, and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 12.

The amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

33.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	2008
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	83,448	(85,576)	(85,576)	—	—	—
Long-term debt	39,791	(48,407)	(2,498)	(3,558)	(24,813)	(17,538)
Accounts payable	34,458	(34,458)	(34,458)	—	—	—
Accrued expenses and other payables	53,628	(53,628)	(53,628)	—	—	—
Income tax payable	164	(164)	(164)	—	—	—
Finance lease obligations	40	(40)	(22)	(18)	—	—

	211,529	(222,273)	(176,346)	(3,576)	(24,813)	(17,538)

	2007
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	67,767	(69,258)	(69,258)	—	—	—
Long-term debt	37,959	(48,524)	(5,539)	(2,407)	(6,178)	(34,400)
Accounts payable	29,013	(29,013)	(29,013)	—	—	—
Accrued expenses and other payables	30,670	(30,670)	(30,670)	—	—	—
Income tax payable	3,314	(3,314)	(3,314)	—	—	—
Finance lease obligations	29	(29)	(24)	(5)	—	—

	168,752	(180,808)	(137,818)	(2,412)	(6,178)	(34,400)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (see Note 15) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

33.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high proportion of fixed rate debts with maturity within one year.

The following table sets out the interest rate profile of the Group’s debt at the balance sheet date:

	2008		2007
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	5.1	83,448	4.4	67,767
Long-term debt	4.8	24,012	3.9	7,010

		107,460		74,777

Variable rate debt:
Long-term debt	5.2	15,779	5.2	30,949

Total debt		123,239		105,726

Fixed rate debt as a percentage of total debt		87.2%		70.7%

As at 31 December 2008, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB118 million (2007: RMB207 million).

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the balance sheet date and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2007.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 94.2% (2007: 93.0%) of the Group’s cash and cash equivalents and 97.2% (2007: 96.4%) of the Group’s short-term and long-term debt as at 31 December 2008 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 15.

34.	CAPITAL MANAGEMENT

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As at 31 December 2008, the Group’s total debt-to-total assets ratio was 28.0% (2007: 25.6%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

35.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecom, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

	Note	2008 RMB millions	2007 RMB millions
Purchases of telecommunications equipment and materials	(i)	145	120
Construction, engineering and information technology services	(ii)	8,334	8,179
Provision of community services	(iii)	2,297	2,266
Provision of ancillary services	(iv)	4,536	3,574
Provision of comprehensive services	(v)	1,190	1,361
Operating lease expenses	(vi)	378	373
Centralised service expenses	(vii)	250	250
Interconnection revenues	(viii)	78	82
Interconnection charges	(viii)	677	670
Interest on amounts due to and loans from China Telecom Group	(ix)	3,537	2,501
CDMA network capacity lease fee	(x)	1,504	—
Capacity maintenance related costs of CDMA network	(xi)	107	—

35.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with China Telecom Group (continued)

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 15).
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communications network capacity (“CDMA network”) (see note below).
(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company (see note below).

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	2008 RMB millions	2007 RMB millions
Accounts receivable	372	248
Prepayments and other current assets	700	435

Total amounts due from China Telecom Group	1,072	683

Accounts payable	6,387	5,514
Accrued expenses and other payables	1,448	947
Short-term debt	63,776	38,441
Long-term debt	15,150	30,150

Total amounts due to China Telecom Group	86,761	75,052

35.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 15.

As at 31 December 2008 and 2007, no material allowance for impairment of doubtful debts was recognised in respect of amounts due from China Telecom Group.

On 30 August 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecom. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 25 October 2006. The Agreement is effective from 1 January 2007 to 31 December 2009, pursuant to which the Company’s subsidiaries (and their successors) in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 million during the effective period of the Agreement.

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (“the Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 7 August 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries (and their successors) in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CCS by RMB450 million. The Supplemental Agreement is effective from 1 January 2007 to 31 December 2009.

On 16 September 2008, the Company’s independent shareholders approved at an Extraordinary General Meeting the CDMA network capacity lease agreement (“the CDMA Network Lease”) with China Telecom. The lease is effective from 1 October 2008 to 31 December 2010 and can be renewed at the option of the Company, pursuant to which the Company agreed to lease the capacity on the constructed CDMA network from China Telecom Group to provide CDMA mobile communication services. The lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA business minus any upfront non-refundable revenue arising out of the CDMA business and any revenue from sale of telecommunication products) for the period from 1 October 2008 to 31 December 2008 and for each of the years ending 31 December 2009 and 2010. There shall be no minimum annual lease fee for the period ended 31 December 2008 and the year ending 31 December 2009. For the year ending 31 December 2010, the minimum lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecom Group in the year ending 31 December 2009. The Group accounts for the CDMA Network Lease as operating lease.

Under the CDMA Network Lease, China Telecom has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the CDMA Network Lease or within one year after the expiry of the CDMA Network Lease. The purchase price will be determined with reference to the appraised value of the CDMA network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price would enable China Telecom to recover its investment in the CDMA network plus an internal rate of return on the investment of not exceeding 8%.

35.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with China Telecom Group (continued)

In addition, in accordance with the CDMA Network Lease, the Company shall be responsible for the operation, management and maintenance of the CDMA network. The capacity maintenance related costs, which comprise the rental fees for the exchange centres and the base stations and other related costs such as water and electricity charges, heating charges and fuel charges for the relevant equipment as well as the maintenance costs of a non- capital nature, shall be shared between the Company and China Telecom. The proportion of the constructed capacity related costs to be borne by the Company shall be calculated on a monthly basis by reference to the followings:

(i)	the actual number of cumulative CDMA subscribers of the Company at the end of the month prior to the occurrence of the costs divided by 90%, divided by

(ii)	the total capacity available on the CDMA network.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2008 RMB thousands	2007 RMB thousands
Short-term employee benefits	8,397	13,876
Post-employment benefits	687	594
Equity-based compensation benefits	5,696	5,375

	14,780	19,845

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 36.

35.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group has transactions with other state-controlled entities which include but not limited to the following:

•	sales and purchases of goods, properties and other assets

•	rendering and receiving services

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the MIIT. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	2008 RMB millions	2007 RMB millions
Interconnection revenues	11,257	12,264
Interconnection charges	4,912	4,121
Leased line revenues	786	867

35.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-owned entities in the PRC (continued)

(i)	Transactions with other State-controlled Telecommunications Operators in the PRC (continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	2008 RMB millions	2007 RMB millions
Accounts receivable	1,112	1,378
Prepayments and other current assets	4,523	261

Total amounts due from other state-controlled telecommunications operators in the PRC	5,635	1,639

Accounts payable	373	135
Accrued expenses and other payables	13,242	219

Total amounts due to other state-controlled telecommunications operators in the PRC	13,615	354

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 31 December 2008 and 2007, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	2008 RMB millions	2007 RMB millions
Interest income	428	374
Interest expense	2,216	2,726

35.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	2008 RMB millions	2007 RMB millions
Cash at bank	21,674	16,893
Time deposits with original maturity within three months	5,950	4,425
Time deposits with original maturity over three months	397	172

Total deposits with state-controlled banks in the PRC	28,021	21,490

Short-term loans	9,693	29,326
Long-term loans	4,829	7,803

Total loans with state-controlled banks in the PRC	14,522	37,129

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 15.

The directors believe the above information provides meaningful disclosure of related party transactions.

36.	POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the year ended 31 December 2008 were RMB2,647 million (2007: RMB2,547 million).

The amount payable for contributions to defined contribution retirement plans as at 31 December 2008 was RMB257 million (2007: RMB561 million).

37.	STOCK APPRECIATION RIGHTS

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, the Company’s compensation committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the year ended 31 December 2008, 346 million (2007: 204 million) stock appreciation right units were exercised. For the year ended 31 December 2008, reversal of compensation expense of RMB148 million was recognised by the Group in respect of stock appreciation rights as a result of decline in share price of the Company. For the year ended 31 December

2007, compensation expense recognised by the Group in respect of stock appreciation rights was RMB689 million.

As at 31 December 2008, the carrying amount of the relating liability arising from unvested stock appreciation rights was RMB366 million (2007: RMB998 million). As at 31 December 2008 and 2007, all vested stock appreciation rights were exercised.

38.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

38.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortises such fees over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortised over the same expected customer relationship period. Management estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If management’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

Allowance for impairment of doubtful debts

Management estimates allowance for impairment of doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit- worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write- offs might be higher than expected and could significantly affect the results of future periods.

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(o). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets, construction in progress, investments in subsidiaries and investments, are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each year balance sheet date. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

38.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Impairment of Long-lived Assets (continued)

For the year ended 31 December 2007, no provision for impairment loss was made on property, plant and equipment. For the year ended 31 December 2008, a provision for impairment loss of RMB24,167 million was made against the carrying value of property, plant and equipment (see Note 3). In determining the recoverable amount of these equipment, significant judgement was required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortisation of customer relationships is recognised on a straight-line basis over the expected customer relationship period of five years. Management reviews the expected customer relationship period annually in order to estimate the amount of amortisation expense to be recorded during any reporting period. The expected customer relationship period is based on the estimate period over which future economic benefits will be received by the Group and taking into account the level of future competition, the risk of technological or functional obsolescence of its services, and the expected changes in the regulatory and social environment. The amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

39.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2008

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2008:

Effective for accounting period beginning on or after
IAS 1 (September 2007), ‘‘Presentation of financial statements’’	1 January 2009
IAS 23 (March 2007), ‘‘Borrowing costs’’	1 January 2009

IAS 32 (February 2008), ‘‘Financial instruments: Presentation’’ and IAS 1, ‘‘Presentation 1 January 2009 of financial statements — Puttable financial instruments and obligations arising on liquidation’’

1 January 2009
IFRS 1 (May 2008), ‘‘First-time adoption of International Financial Reporting Standards’’	1 January 2009
IFRS 2 (January 2008), ‘‘Share-based payment — Vesting conditions and cancellations’’	1 January 2009
IFRIC 13, ‘‘Customer loyalty programmes’’	1 July 2008
IFRIC 15, ‘‘Agreements for the construction of real estate’’	1 January 2009
IFRIC 16, ‘‘Hedges of a net investment in a foreign operation’’	1 October 2008
IFRIC 17, ‘‘Distributions of non-cash assets to owners’’	1 July 2009
IFRIC 18, ‘‘Transfer of assets from customers’’	1 July 2009
IFRS 3 (January 2008), ‘‘Business combinations’’	1 July 2009
IAS 27 (January 2008), ‘‘Consolidated and separate financial statements’’	1 July 2009
IAS 39 (July 2008), ‘‘Financial instruments: Recognition and measurement — Eligible hedged items’’	1 July 2009

The Group has not early adopted the above amendments, new standards and new interpretations. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that amendments to IFRS 1, IAS 32 and IAS 39, and IFRIC 15 and IFRIC 16 are not applicable to the Group’s operations and the rest of the above amendments, new standards and new interpretations are unlikely to have a significant impact on the Group’s results of operations and financial position.

40.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as at 31 December 2008 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2008 RMB	2007 RMB (Note)	2006 RMB (Note)	2005 RMB (Note)	2004 RMB (Note)
Results of operation
Wireline voice	96,331	111,625	121,689	123,897	121,564
Mobile voice	3,972	—	—	—	—
Internet	40,786	31,817	24,348	18,347	14,480
Managed data and leased line	10,231	9,183	7,920	7,741	7,245
Upfront connection fees	2,022	3,294	4,971	6,781	8,458
Value-added services, integrated information application services and others	33,459	24,963	18,557	14,450	10,526

Operating revenues	186,801	180,882	177,485	171,216	162,273
Depreciation and amortisation	53,880	52,607	51,690	49,980	47,362
Network operations and support	36,096	29,856	29,487	29,553	26,716
Selling, general and administrative	27,935	24,294	22,710	20,241	19,512
Personnel expenses	28,946	27,419	26,390	25,232	23,432
Other operating expenses	10,632	8,965	8,208	7,068	5,437
Impairment loss on property, plant and equipment	24,167	—	—	—	—

Operating expenses	181,656	143,141	138,485	132,074	122,459

Operating profit	5,145	37,741	39,000	39,142	39,814
Deficit on revaluation of property, plant and equipment	—	(2,755)	—	—	(1,262)
Net finance costs	(5,076)	(4,288)	(4,472)	(4,872)	(5,318)
Investment income/(loss)	5	83	(25)	(7)	7
Share of profits of associates	112	215	61	62	29

Profit before taxation	186	30,996	34,564	34,325	33,270
Income tax	793	(6,704)	(6,919)	(6,222)	(5,175)

Profit for the year	979	24,292	27,645	28,103	28,095

Attributable to:
Equity holders of the Company	884	24,195	27,562	28,061	28,042
Minority interests	95	97	83	42	53

Profit for the year	979	24,292	27,645	28,103	28,095

Basic earnings per share	0.01	0.30	0.34	0.35	0.35

(Amounts in millions)

	As at 31 December
	2008 RMB	2007 RMB (Note)	2006 RMB (Note)	2005 RMB (Note)	2004 RMB (Note)
Financial condition

Property, plant and equipment, net	299,159	329,292	330,436	330,300	321,519
Construction in progress	13,615	13,626	19,563	24,923	30,654
Other non-current assets	72,064	26,303	28,187	28,774	29,542
Cash and bank deposits	28,263	21,649	23,492	19,898	15,984
Other current assets	27,236	22,461	22,179	21,949	20,016

Total assets	440,337	413,331	423,857	425,844	417,715

Current liabilities	176,790	140,245	159,451	159,437	153,694
Non-current liabilities	48,999	47,114	53,609	77,205	100,007

Total liabilities	225,789	187,359	213,060	236,642	253,701

Total equity attributable to equity holders of the Company	213,036	224,521	209,349	187,758	162,601
Minority interests	1,512	1,451	1,448	1,444	1,413

Total equity	214,548	225,972	210,797	189,202	164,014

Total liabilities and equity	440,337	413,331	423,857	425,844	417,715

Note:	On 31 March 2008, we acquired the entire equity interests in China Telecom Group Beijing Corporation (the “Fourth Acquired Company”) from China Telecommunications Corporation. As we and the Fourth Acquired Company were under the common control of China Telecommunications Corporation, our acquisition of the Fourth Acquired Company has been treated as a “combination of entities under common control”, and was accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Fourth Acquired Company have been accounted for at historical amounts and our financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of the Fourth Acquired Company on a combined basis.

Shareholder Information

SHARE INFORMATION

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2008 share price		HK$ per H share				US$ per ADS
	High	Low	Close	High		Low	Close
	7.00	2.00	2.89		90.85	26.17	38.05

Share price change in 2008			–53%				–51%

Number of issued shares: (as at 31 December 2008)					80,932,368,321

Market capitalisation: (as at 31 December 2008)				HK$	233.9 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2008.

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2008 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2008, the share capital of the Company comprised:

	Number of shares	% of the total number of shares
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2008:

Name of shareholder	Number of shares	% of the total number of H shares in issue
RFS Holdings B.V.	907,191,530	6.54

JPMorgan Chase & Co.	836,933,193	6.03

Barclays PLC	828,576,318	5.97

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the annual general meeting to be held on 26 May 2009.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com.

The Company will file an annual report in Form 20-F for the year 2008 with the United States Securities & Exchange Commission by 30 June 2009.

2008 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received over 100 questionnaires of “Your Views on 2007 Annual Report”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,000 to the charitable organization, “Oxfam Hong Kong”. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual reports for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on 2008 Annual Report”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

Annual General Meeting

To be held at 11 a.m. on 26 May 2009 in JW Marriott Hotel Hong Kong

Registered office		H share registrar

Address:	31 Jinrong Street	Computershare Hong Kong Investor Services Limited
	Xicheng District	Address:	Room 1712–1716, 17th Floor
	Beijing		Hopewell Centre
	PRC 100140		183 Queen’s Road East, Wanchai
Tel:	86 10 6642 8166		Hong Kong
Fax:	86 10 6601 0728	Tel:	852 2862 8555
		Fax:	852 2865 0990
		Email:	hkinfo@computershare.com.hk

Investor Relations		ADS depositary

Investor Relations Department		The Bank of New York Mellon
Tel:	852 2877 9777	Address:	Investor Services
Fax:	852 2877 0988		P.O. Box 11258
Email:	ir@chinatelecom-h.com		Church Street Station
New York, NY 10286-1258

Office of the Board of Directors		Tel:	1-888-269-2377 (toll free in USA)
Tel:	86 10 6642 8166		1-212-815-3700 (international)
Fax:	86 10 6601 0728	Email:	shareowners@bankofny.com
Email:	ir@chinatelecom.com.cn

Forward-Looking Statements

Certain statements contained in this document may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District, Beijing, PRC, 100140

www.chinatelecom-h.com

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